UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 22, 2019
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated February 20, 2019 announcing Turkcell’s Fourth Quarter 2018 results and Q4 2018 IFRS Report.

TURKCELL ILETISIM
 HIZMETLERI

FOURTH QUARTER AND FULL YEAR
2018 RESULTS

“1440 STRATEGY LED TO SUPERIOR FINANCIAL

AND OPERATIONAL PERFORMANCE”

Fourth Quarter and Full Year 2018 Results
Contents
HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	7
OPERATIONAL REVIEW OF TURKCELL TURKEY	11

TURKCELL INTERNATIONAL
lifecell	12
BeST	13
Kuzey Kıbrıs Turkcell	13
FINTUR	14
TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	15

Appendix A – Tables	17

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations.

•
In this press release, a year-on-year comparison of our key indicators is provided, and figures in parentheses following the operational and financial results for December 31, 2018 refer to the same item as at December 31, 2017. For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2018, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the fourth quarter and for the full year 2017 and 2018 is based on IFRS figures in TRY terms unless otherwise stated.

•
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Fourth Quarter and Full Year 2018 Results

FINANCIAL HIGHLIGHTS
TRY million	Q417	Q418	y/y %	FY17	FY18	y/y %
Revenue	4,666	5,626	20.6%	17,632	21,292	20.8%
EBITDA[1]	1,739	2,239	28.8%	6,228	8,788	41.1%
EBITDA Margin (%)	37.3%	39.8%	2.5pp	35.3%	41.3%	6.0pp
Net Income	216	864	300.1%	1,979	2,021	2.1%

FULL YEAR HIGHLIGHTS

•	Remarkable financial performance in a challenging macro environment:

o	All-time high revenue and EBITDA at the Group level

o	Group revenues up 21% year-on-year, 49% on two-year cumulative basis

o	Group EBITDA up 41% year-on-year, 90% on two-year cumulative basis, EBITDA margin at 41.3%

o	Strong group net income of TRY2,021 million

o	Operational capex over sales ratio[2] at 18.5%, in line with our plan

o	TRY1.9 billion dividends distributed

o	Guidance delivered thanks to effective cost control measures and business model hedging strategy comprising three pillars; right pricing, FX & interest rate hedging and liquidity management

•	Solid operational performance:

o	94% rise in digital services downloads worldwide to 169 million

o	347 thousand net postpaid mobile subscriber additions in 2018

o	Data usage of 4.5G users at 8 GB in December

•	2019 Group guidance[3]; revenue growth target of 16%-18%, EBITDA margin target of 37%-40% and operational capex over sales ratio[2] of 16%-18%.

FOURTH QUARTER HIGHLIGHTS

•	Strong financial results achieved:

o	Group revenues and EBITDA up 20.6% and 28.8%, respectively leading to an EBITDA margin of 39.8%

o	Group net income of TRY864 million; stable quarterly run-rate

•	Operational momentum continued:

o	Mobile ARPU[4] growth of 15.8% year-on-year on the back of digital services focused strategy

o	Mobile multiplay subscriber ratio[5] reached 66.7%, up 10.9pp year-on-year; and multiplay with TV subscribers[6] reached 48.6%, up 4.2pp year-on-year

o	Leading NPS in the sector reflecting strong customer appreciation

•	Binding agreement with respect to the transfer of our stake in Fintur to Sonera Holding B.V., the other shareholder of Fintur, signed on December 12, 2018; the deal is expected to be completed soon.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Excluding license fee
(3) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2017 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein
(4) Excluding M2M
(5) Share of mobile voice line users which excludes subscribers who have not used their line in the last 3 months. Multiplay refers to mobile customers who use voice, data and one of core digital services.
(6) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users
For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2018 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

3

Fourth Quarter and Full Year 2018 Results

COMMENTS BY KAAN TERZIOGLU, CEO

As Turkcell Group, we have concluded another successful year of operations, having taken firm steps in accordance with our digital business model. While our digital transformation has reached its 4th year, our 1440 strategy focused on creating value for every minute of our customers’ lives, has led to superior performance, both in operational and financial terms. I am delighted that we have accomplished the vision we set as the “Digital Operator”, having fulfilled the very definition of one, creating new business areas in a challenging environment, and reaching a point where this model is now extended to the wider world.

2018 was a year where challenging macroeconomic conditions shaped global and local markets, where global trade decelerated, the emerging markets saw capital outflows and the Turkish Lira depreciated against foreign currencies. And yet, we delivered a strong performance, actually exceeding our initial targets. Turkcell Group’s total revenues grew 20.8% to TRY21.3 billion, while EBITDA1 rose 41.1% to TRY8.8 billion leading to an EBITDA margin of 41.3%. 2-year cumulative growth in revenues reached 49% while EBITDA grew 90.2%. Despite the challenging macro environment, we reported a net income above that of 2017 at TRY2 billion. Our capital expenditures2 were in line with our plans, at 18.5% of revenues.

As reflected by this solid set of results, our digital operator model and strong balance sheet and business model hedging strategies have successfully passed a significant stress test. I would like to share with you the main components of our strategy that have made this performance possible, and the progress we have achieved throughout the year.

We increased our share of 1440 minutes with our digital services

In 2018, we continued to expand and enrich our digital services portfolio with new features, a key pillar of our digital operator transition. We saw 169 million downloads of our digital services, receiving a higher share of our customers’ 1440 minutes and creating greater value for them within those minutes.

Our digital communication and experience platform BiP has been equipped with two important capabilities this year. BiP now allows the use of two numbers on a single handset, as well as money transfer, in addition to its enriched messaging experience, multiuser video and voice call capability and subscription to service provider channels. We reached 34.6 million downloads and 11.5 million active users3 of BiP on the back of rising customer appreciation in 2018.

fizy, over which 7 million songs were streamed daily in the fourth quarter, reached 3.2 million active users3, while TV+ became one of Turkey’s largest digital TV platforms with its customers reaching 3.4 million users4. Dergilik, now with international magazines in its portfolio, led evening editions of newspapers to be published once again in Turkey. Reaching 12.5 million active users3, Dergilik continued to transform the publishing sector.

Turkey’s search engine, Yaani, which we launched at the end of 2017, has been downloaded 7.6 million times to date, while its active users3 have reached 3 million. Over Yaani, the web version of which we now also offer our customers, 2.7 million searches were performed on average every day.

In the attractive gaming market, we are committed to growth on multiple platforms including Playcell, BiP Gaming and TavlaGo. Playcell, a safe-zone for kids offering a variety of educational and entertaining games, had 18.7 million total visitors in 2018, while BiP Gaming users have reached 4.8 million as at the end of 2018.

We took effective steps to grow the digital economy

Our Fast Login application, which enables a secure and fast login experience to mobile applications, and mobile and online websites, has been used 232 million times to date by its 15.3 million registered users. Thanks to Fast Login, Turkey became the first market to meet the commercial sustainability criteria set by the GSMA (Global Mobile Operators Association) in digital authentication, an area we consider the cornerstone of the digital economy.

In techfin solutions, we strengthened the foundations of our business, deepened our competencies, and increased our customer interaction. One key focus, Paycell, continues its firm progress towards becoming one of the strongest players in the mobile payment world. The Paycell application has been downloaded 2.6 million times and more than 1 million Paycell Cards have been issued. Financell, our consumer finance company, continued to facilitate our customers’ access to smart devices supporting them with the loans it provided. This year we expanded our competencies in financial services establishing Güvencell Sigorta, our insurance agency; the first insurance product offered to our customers was a health insurance package aimed at women.

4

Fourth Quarter and Full Year 2018 Results

Our traffic management, digital authentication and mobile payment solutions introduced for online and mobile content and service providers to grow e-commerce, offered a seamless digital experience to numerous entrepreneurs this year.

Our customers increasingly benefited from our products and services. We raised the bar in 4.5G.

The average data consumption of 4.5G users reached 7.6 GB on the back of our innovative mobile services. Turkcell Turkey’s multiplay customer ratio5 on the mobile front reached 66.7% with a 10.9 percentage point increase, while the ratio of multiplay with TV+ users6 reached 48.6% in the fixed segment.

Our infrastructure investments enable our customers to take full advantage of the digital world. In April, we reached a new milestone by serving at speeds in excess of 1 Gbps on our 4.5G network.

We initiated our NB-IoT services, deploying our products on our infrastructure. We started to serve our customers with our NB-IoT featured device, Filiz, together with its application aimed at increasing agricultural productivity through remote monitoring.

As part of steps taken to ensure seamless and high-speed communication, we launched Superbox, our FWA (Fixed Wireless Access) product, to great appreciation from our customers. Moreover, we developed Dronecell, which will enable us to provide 4.5G services in areas where intensive data traffic is likely to be experienced. Dronecell, Turkey’s first flying base station, will play an important role in ensuring uninterrupted communication to save lives, particularly in emergencies and disasters.

We opened up our digital model to the World, launching the digital export era.

In 2018, we also transferred our digital competencies to those countries where Turkcell Group operates. lifecell, the first operator to implement 4.5G in Ukraine, is taking firm steps towards becoming the national digital operator.

In accordance with our globalization vision, we aim to expand our digital footprint not only in the countries where we operate, but also throughout the wider world, by cooperating with other operators. Established for this purpose, our subsidiary lifecell Ventures was introduced to the international audience at the GSMA Mobile World Congress, the most prestigious event of our industry, in Barcelona in February 2018. lifecell Ventures conducted its first service export to Moldcell with BiP and lifebox.

Another important development of 2018 was the sale of Fintur subsidiaries, and ultimately the agreement to sell our stake in Fintur to Telia, signed in December. This transaction enhances our efficient balance sheet management and focus on growth through digital services, and will result in a cash inflow of EUR 350 million upon completion.

We created value for our investors with our digital model and business model hedging strategy

Strong operational performance combined with our Business Model Hedging strategy, enabled us to achieve strong profitability and create shareholder value, despite macroeconomic headwinds.

In a landmark development, with our 10-year, USD 500 million Eurobond issuance in April, we became the first Turkish company to issue a 10-year bond since 2015. This has strengthened our balance sheet under favorable financing conditions, while confirming market confidence in Turkcell. Going forward, we plan to keep the average tenure of our debt portfolio at 4-5 years. In addition to the bond issuance, we continued to strengthen our liquidity and diversify financing sources, while registering firsts for the market with vendor financing, lease certificates, asset-backed securities and other debt instruments.

5

Fourth Quarter and Full Year 2018 Results

On the back of hedging instruments, we maintained FX risk at a minimum level, generating solid profits, despite TL depreciation. Moreover, hedge accounting principles minimized volatility, allowing for predictable quarterly net profits throughout the year.

Including the TRY1.9 billion dividend paid out in 2018 with a yield of 7.2%, we have distributed nearly 60% of net profit recorded since 2010 to our shareholders.

We have invested in Turkey’s future with our technology, social responsibility awareness and now, our Foundation.

We believe that investing in the future means investing in human capital. Accordingly, we welcomed 232 young friends to the Turkcell family within the scope of our GNCYTNK Project. Moreover, with the Whiz Kids project, we support the education of gifted children, while also supporting the education of children overcoming obstacles through the Education without Boundaries Project. We cooperate with DQInstitute in the area of DQ - Digital Intelligence, and help children to develop digital awareness in order to become confident digital citizens.

We support entrepreneurship through various projects and applications, primarily Beehive, our crowd funding platform.

“Hello Hope”, our application dedicated to serving Syrian guests in Turkey, has reached nearly 1 million downloads.  We will continue to leverage our technology for the benefit of those who most need it.

In this respect, we took another important step by establishing Turkcell Foundation. With a vision of developing Turkey into a technology producer, Turkcell Foundation aims to gather Turkcell’s corporate social responsibility activities under one roof and work to increase employment opportunities by supporting scientists and the qualified labor force required across all fields of endeavor.

The future is already here and we are ready for it

The near future will be shaped by technologies such as 5G, artificial intelligence, block chain and augmented and artificial reality the world over. As Turkcell, we have launched strategic alliances with leading technology companies and universities domestically and abroad for the past two years with respect to our studies into 5G. Related activities continued in 2018.

The primary tool for processing the data generated by 5G will be artificial intelligence/machine learning technologies. As Turkcell, we are currently utilizing these technologies to enrich our applications, to make more effective and efficient contact with our customers, and to prevent identity fraud through image processing. Through our R&D Center and creative human capital, we will continue to employ artificial intelligence internally to the highest ethical standards in deploying our services.

Our digital transformation process will keep up the pace.

On the back of our solid fundamentals, in 2019, we target7 Group revenue growth of 16% - 18%, an EBITDA margin of 37% - 40% and an operational capex to sales ratio2 of 16% - 18%. Meanwhile, we will launch our DO1440 strategy at the GSMA Mobile World Congress next week.

I would like to thank all our stakeholders, primarily our shareholders, for their unyielding support during 2018, where we crowned our transformation process into a digital operator with notable achievements. I sincerely believe that our success story will continue with the trust and support of all our stakeholders in the upcoming period.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Excluding license fee
(3) 3-month active users
(4) IPTV users and OTT only cumulative active users
(5) Share of mobile voice line users which excludes subscribers who have not used their line in the last 3 months. Multiplay refers to mobile customers who use voice, data and one of core digital services.
(6) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users
(7) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2017 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein

6

Fourth Quarter and Full Year 2018 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group
Profit & Loss Statement (million TRY)	Quarter			Year
	Q417	Q418	y/y %	FY17	FY18	y/y %
Revenue	4,666.0	5,626.3	20.6%	17,632.1	21,292.5	20.8%
Cost of revenue[1]	(2,315.7)	(2,607.3)	12.6%	(8,753.2)	(9,858.0)	12.6%
Cost of revenue1/Revenue	(49.6%)	(46.3%)	3.3pp	(49.6%)	(46.3%)	3.3pp
Gross Margin[1]	50.4%	53.7%	3.3pp	50.4%	53.7%	3.3pp
Administrative expenses	(67.3)	(198.2)	194.5%	(645.2)	(673.4)	4.4%
Administrative expenses/Revenue	(1.4%)	(3.5%)	(2.1pp)	(3.7%)	(3.2%)	0.5pp
Selling and marketing expenses	(544.1)	(500.8)	(8.0%)	(2,005.4)	(1,626.7)	(18.9%)
Selling and marketing expenses/Revenue	(11.7%)	(8.9%)	2.8pp	(11.4%)	(7.6%)	3.8pp
Net impairment loses on financial and contract assets	-	(81.0)	n.m	-	(346.4)	n.m
EBITDA[2]	1,738.9	2,239.0	28.8%	6,228.3	8,788.0	41.1%
EBITDA Margin	37.3%	39.8%	2.5pp	35.3%	41.3%	6.0pp
Depreciation and amortization	(700.5)	(1,287.0)	83.7%	(2,597.0)	(4,288.0)	65.1%
EBIT[3]	1,038.4	952.0	(8.3%)	3,631.3	4,500.0	23.9%
Net finance income / (costs)	(106.7)	(18.5)	(82.7%)	(322.9)	(1,687.0)	422.5%
Finance income	385.9	(1,225.9)	(417.7%)	818.3	1,932.1	136.1%
Finance costs[4]	(492.5)	1,207.4	(345.2%)	(1,141.2)	(3,619.1)	217.1%
Other income / (expense)	(625.8)	46.5	(107.4%)	(698.9)	(140.1)	(80.0%)
Non-controlling interests	(20.5)	(77.7)	279.0%	(58.6)	(156.3)	166.7%
Share of profit of equity accounted investees	-	0.3	n.m	-	(0.1)	n.m
Income tax expense	(69.5)	(38.7)	(44.3%)	(571.8)	(495.5)	(13.3%)
Net Income	215.9	863.9	300.1%	1,979.2	2,021.2	2.1%
(1) Excluding depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(4) Fair value loss and interest expense in relation to derivative instruments reported under finance cost were netted off from respective fair value gain and interest income in relation to derivative instruments reported under finance income. Historical periods were restated to reflect this change.

Revenue of the Group grew by 20.6% year-on-year in Q418. Turkcell Turkey’s strong ARPU performance on the back of dedicated execution of our digital services-focused strategy as well as our focus on customer satisfaction was the main driver of this growth.

Turkcell Turkey revenues, comprising 85% of Group revenues, rose by 18.4% to TRY4,785 million (TRY4,041 million).

-	Data and digital services revenues grew by 16.1% to TRY3,177 million (TRY2,735 million).

o	Higher number of data users, increased data consumption per user and rise in penetration of digital services along with upsell performance were the main drivers on the mobile front.

o	On the fixed front, a larger subscriber base and increased ratio of multiplay subscribers with TV were the main drivers.

-	Wholesale revenues grew by 42.0% to TRY217 million (TRY153 million) on the back of increased carrier traffic and the positive impact of TRY depreciation on FX based revenues.

Turkcell International revenues, at 7% of Group revenues, increased 46.3% to TRY422 million (TRY288 million), mainly with the rise in lifecell and BeST revenues.

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Fourth Quarter and Full Year 2018 Results

Other subsidiaries’ revenues, at 7% of Group revenues, and which includes information and entertainment services, call center revenues and revenues from financial services rose by 24.3% to TRY419 million (TRY337 million). This was mainly driven by the increase in the consumer finance company’s revenues to TRY247 million (TRY183 million) in Q418.
For the full year, Turkcell Group revenues rose by 20.8%.

Turkcell Turkey revenues grew by 18.2% to TRY18,266 million (TRY15,450 million).

-	Data and digital services revenues grew by 16.4% to TRY11,997 million (TRY10,304 million).

-	Wholesale revenues grew by 54.9% to TRY910 million (TRY587 million).

Turkcell International revenues rose by 36.5% to TRY1,457 million (TRY1,067 million).

Other subsidiaries’ revenues grew by 40.8% to TRY1,570 million (TRY1,115 million).

Cost of revenue (excluding depreciation and amortization) declined to 46.3% (49.6%) as a percentage of revenues in Q418. This was mainly due to the decline in radio expenses (1.8pp), interconnection costs (1.0pp) and other cost items (1.6pp), despite the rise in TRX expenses (1.1pp) as a percentage of revenues.

The impact of new IFRS standards is TRY264 million positive in cost of revenue items in Q418.

For the full year, cost of revenue decreased to 46.3% (49.6%) as a percentage of revenues. This was mainly due to the decrease in radio costs (2.4pp), interconnection costs (0.8pp) and other cost items (1.4pp), despite the increase in TRX costs (1.3pp) as a percentage of revenues.

Administrative expenses was at 3.5% (1.4%) as a percentage of revenues in Q418. Administrative expenses included a positive impact of TRY133 million in Q417 due to the change we made in our doubtful receivable provision assumptions based on improvement in collection performance.

The impact of new IFRS standards is TRY10 million positive in administrative expenses in Q418.

For the full year, administrative expenses was at 3.2% (3.7%) as a percentage of revenues. As explained above administrative expenses included a positive impact of TRY133 million in 2017.

Please note that starting from Q418 net impairment expense recognized on receivables reported under administrative expenses was classified under net impairment loses on financial and contract assets item. Prior years’ financials have not been restated to reflect this change. Net impairment expense recognized on receivables amounted to TRY45 million in Q418 and TRY205 million for the full year.

Selling and marketing expenses was at 8.9% (11.7%) as a percentage of revenues in Q418. Selling expenses and marketing expenses declined 2.0pp and 0.6pp, respectively as a percentage of revenues.

The impact of new IFRS standards is TRY169 million positive in selling and marketing expenses in Q418.

For the full year, selling and marketing expenses as a percentage of revenues was at 7.6% (11.4%). Selling expenses and marketing expenses decreased 2.5pp and 0.4pp, respectively as a percentage of revenues.

Please note that starting from Q418 frequency usage fees related to prepaid subscribers reported under selling and marketing expenses were classified under net impairment loses on financial and contract assets item. Prior years’ financials have not been restated to reflect this change. Frequency usage fees related to prepaid subscribers amounted to TRY36 million in Q418 and TRY142 million for the full year.

Net impairment loses on financial and contract assets was at TRY81 million in Q418. The impact of new IFRS standards is TRY21 million positive in net impairment loses on financial and contract assets in Q418. For the full year, net impairment loses on financial and contract assets amounted to TRY346 million.

EBITDA1 rose by 28.8% year-on-year in Q418 leading to a 2.5pp increase in EBITDA margin to 39.8% (37.3%).
The impact of new IFRS standards on EBITDA is TRY476 million positive in Q418.

-	Turkcell Turkey’s EBITDA grew by 14.8% to TRY1,797 million (TRY1,566 million) with an EBITDA margin of 37.6% (38.8%) in Q418. The impact of new IFRS standards is TRY326 million positive.

-	Turkcell International EBITDA[2] rose to TRY247 million (TRY64 million) leading to an EBITDA margin of 58.5% (22.2%). The impact of new IFRS standards is TRY146 million positive.

8

Fourth Quarter and Full Year 2018 Results

-
The EBITDA of other subsidiaries rose by 79.0% to TRY195 million (TRY109 million) with the increasing contribution of our consumer finance company. The impact of new IFRS standards is TRY4 million positive.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.
(2) We started to capitalize the frequency usage fees of lifecell in Q418 in accordance with IFRS16 which led to a positive impact on Turkcell International EBITDA. The change was implemented retrospectively; impact regarding previous quarters of 2018 was booked in Q418.

For the full year, EBITDA grew by 41.1% resulting in an EBITDA margin of 41.3% (35.3%).

-	Turkcell Turkey’s EBITDA rose by 34.7% to TRY7,534 million (TRY5,594 million), while its EBITDA margin rose 5.0pp to 41.2% (36.2%).

-	Turkcell International EBITDA increased to TRY613 million (TRY264 million), while the EBITDA margin reached 42.1% (24.7%).

-	The EBITDA of other subsidiaries rose by 73.0% to TRY641 million (TRY370 million).

Depreciation and amortization expenses increased 83.7% in Q418. The impact of new IFRS standards is TRY356 million negative on depreciation and amortization expenses in Q418.

For the full year, depreciation and amortization expenses increased 65.1%.

Net finance expense declined to TRY18 million (TRY107 million) in Q418. Please note that the Group has started to apply hedge accounting as of July 1, 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with the IFRS 9 hedge accounting requirement. Please see the IFRS report for details. Furthermore, the impact of new IFRS standards was TRY39 million negative on the net finance expense.

For the full year the net finance expense rose to TRY1,687 million (TRY323 million). This was mainly due to higher net foreign exchange losses and higher interest expenses resulting from a larger loan portfolio.

See Appendix A for details of net foreign exchange gain and loss.

Income tax expense declined 44.3% year-on-year in Q418. For the full year the income tax expense decreased by 13.3%. Please see Appendix A for details.

Net income of the Group rose to TRY864 million (TRY216 million) in Q418. Prudent financial risk management ensured a stable quarterly run-rate of net income during the year. Please note that the Q417 net income figure included a TRY575 million provision booked for tax settlement within the scope of Law No. 7061, which had a TRY500 million impact on net income after tax.

For the full year, we registered a net income of TRY2,021 million (TRY1,979 million). Solid operational performance and prudent financial risk management allowed us to register a strong net income for the full year, despite a challenging macro environment.

Total cash & debt: Consolidated cash as of December 31, 2018 decreased to TRY7,419 million from TRY8,749 million as of September 30, 2018. Excluding the FX swap transactions for TRY borrowing, 74% of our cash is in US$ and 26% is in EUR.

Consolidated debt as of December 31, 2018 decreased to TRY20,156 million from TRY23,055 million as of September 30, 2018. Please note that TRY1,414 million of our consolidated debt is comprised of lease obligations resulting from the implementation of IFRS 16.

•	Consolidated debt breakdown excluding lease obligations resulting from the implementation of IFRS 16:

-
Turkcell Turkey’s debt was TRY13,717 million, of which TRY7,652 million (US$1,455 million) was denominated in US$, TRY5,775 million (EUR958 million) in EUR, TRY193 million (CNY254 million) in CNY and the remaining TRY96 million in TRY.

-	The debt balance of lifecell was TRY925 million, of which TRY895 million (UAH4,728 million) was denominated in UAH and the remaining TRY30 million (EUR5 million) in EUR.

9

Fourth Quarter and Full Year 2018 Results

-
Our consumer finance company had a debt balance of TRY4,096 million, of which TRY2,073 million (US$394 million) was denominated in US$, and TRY1,171 million (EUR194 million) in EUR with the remaining TRY853 million in TRY.

•
TRY719 million of IFRS 16 lease obligations is denominated in TRY, TRY40 million (US$8 million) in US$, TRY195 million (EUR32 million) in EUR and the remaining balance in other local currencies (please note that the figures in parentheses refer to US$ or EUR equivalents).

TRY 11,565 million of our consolidated debt is set at a floating rate. Excluding the consumer finance business borrowings, TRY4,154 million of consolidated debt will mature within less than a year.

Net debt as of December 31, 2018 was at TRY12,736 million with a net debt to EBITDA ratio of 1.4 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY8,565 million with a leverage of 1.0 times.

Turkcell Group’s short FX position was at US$224 million as at the end of Q418. (Please note that this figure takes into account advance payments and hedging, but excludes FX swap transactions for TL borrowing).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY1,607.4 million (excluding the impact of new IFRS standards) in Q418.

For the full year, capital expenditures including non-operational items were at TRY4,643.8 million (excluding the impact of new IFRS standards).

In Q418 and FY18, operational capital expenditures (excluding license fees) at the Group level were at 25.7% and 18.5% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Year
	Q417	Q418	FY17	FY18
Turkcell Turkey	(1,716.6)	(1,479.3)	(3,821.5)	(3,793.0)
Turkcell International[1]	(82.8)	(121.6)	(246.6)	(831.0)
Other Subsidiaries[1]	(7.2)	(6.5)	(22.3)	(19.8)
Capex and License	(1,806.6)	(1,607.4)	(4,090.4)	(4,643.8)
(1) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

10

Fourth Quarter and Full Year 2018 Results

Operational Review of Turkcell Turkey
Summary of Operational Data	Quarter			Year
	Q417	Q418	y/y %	FY17	FY18	y/y %
Number of subscribers (million)	36.7	36.7	-	36.7	36.7	-
Mobile Postpaid (million)	18.5	18.8	1.6%	18.5	18.8	1.6%
Mobile M2M (million)	2.3	2.4	4.3%	2.3	2.4	4.3%
Mobile Prepaid (million)	15.6	14.9	(4.5%)	15.6	14.9	(4.5%)
Fiber (thousand)	1,204.3	1,385.6	15.1%	1,204.3	1,385.6	15.1%
ADSL (thousand)	921.4	905.6	(1.7%)	921.4	905.6	(1.7%)
IPTV (thousand)	505.9	613.4	21.2%	505.9	613.4	21.2%
Churn (%)[1]
Mobile Churn (%)[2]	2.4%	2.9%	0.5pp	1.9%	2.1%	0.2pp
Fixed Churn (%)	1.9%	2.2%	0.3pp	1.8%	1.8%	-
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	30.4	35.0	15.1%	29.8	33.9	13.8%
Mobile ARPU, blended (excluding M2M)	32.3	37.4	15.8%	31.6	36.2	14.6%
Postpaid	43.8	49.5	13.0%	43.0	48.2	12.1%
Postpaid (excluding M2M)	49.6	56.4	13.7%	48.5	54.9	13.2%
Prepaid	15.1	17.4	15.2%	14.9	16.9	13.4%
Fixed Residential ARPU, blended	55.2	56.6	2.5%	53.6	55.7	3.9%
Average mobile data usage per user (GB/user)	4.3	5.9	37.2%	3.9	5.2	33.3%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	353.4	356.4	0.8%	347.1	359.5	3.6%
(1)	Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.
(2)
In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. Please note that figures for prior periods have not been restated to reflect this change in churn policy.

Our mobile subscriber base stood at 33.8 million by the end of the year. We registered 347 thousand net postpaid subscriber additions annually, while the share of postpaid subscribers reached 55.7% (54.2%) of our mobile subscriber base. Meanwhile, our prepaid subscribers declined by 676 thousand annually. Please note that 555 thousand prepaid subscribers, who last topped up between January and March, were disconnected in accordance with our churn policy in Q418.

Our fixed subscriber base reached 2.3 million on 166 thousand annual net additions. We registered 181 thousand annual net additions to our fiber subscribers. IPTV subscribers exceeded 613 thousand on 108 thousand annual net additions. Total TV subscribers including OTT only users reached 3.4 million3 on 1.3 million annual additions. Turkcell TV+ mobile application downloads were at 11.8 million as of February.

In Q418, our average monthly mobile churn rate was at 2.9%. Excluding the impact of involuntarily deactivated prepaid mobile subscribers as explained above, our average monthly churn rate in Q418 would have been 2.4%. Our average monthly fixed churn rate was at 2.2% in Q418. For the full year, the average monthly mobile churn rate was at 2.1% and the average monthly fixed churn rate at 1.8%.

Mobile ARPU (excluding M2M) grew by 15.8% year-on-year in Q418, driven mainly by increased data and digital services usage and upsell performance. Mobile ARPU (excluding M2M) rose 14.6% for the full year.

Fixed Residential ARPU rose 2.5% in Q418 year-on-year and 3.9% for the full year, positively impacted by the rise in multiplay subscribers with TV4 to 48.6% of total residential fiber subscribers.

Average mobile data usage per user rose by 37.2% in Q418 year-on-year and 33.3% for the full year, driven by higher data consumption of 4.5G users and rich digital services offerings. Accordingly, the average mobile data usage of 4.5G users was at 7.6 GB in Q418 and 8 GB in December.

4.5G compatible smartphones increased to 18 million on 2.3 million annual additions in 2018 comprising 80% of total smartphones on our network by the end of the year.

(3) IPTV users and OTT only cumulative active users
(4) Multiplay subscribers with TV: Fiber internet + TV users & fiber internet + TV + voice users

11

Fourth Quarter and Full Year 2018 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Quarter			Year
	Q417	Q418	y/y%	FY17	FY18	y/y%
Revenue (million UAH)	1,269.2	1,417.0	11.6%	4,876.0	5,268.5	8.0%
EBITDA (million UAH)	331.3	1,083.5	227.0%	1,326.5	2,762.2	108.2%
EBITDA margin (%)	26.1%	76.5%	50.4pp	27.2%	52.4%	25.2pp
Net income / (loss) (million UAH)	(179.6)	(730.1)	306.5%	(503.6)	(1,300.7)	158.3%
Capex (million UAH)[2]	414.3	933.3	125.3%	1,330.1	4,031.9	203.1%
Revenue (million TRY)	178.0	273.3	53.5%	664.7	924.0	39.0%
EBITDA (million TRY)	46.5	205.9	342.8%	180.7	489.4	170.8%
EBITDA margin (%)	26.1%	75.3%	49.2pp	27.2%	53.0%	25.8pp
Net income / (loss) (million TRY)	(25.2)	(126.3)	401.2%	(69.0)	(220.2)	219.1%
(1) Since July 10, 2015, we hold a 100% stake in lifecell.
(2) Excluding the impact of new IFRS standards

lifecell (Ukraine) revenues grew by 11.6% year-on-year in Q418 in local currency terms driven mainly by increased mobile data revenues with rising penetration of 4.5G users and higher data consumption. EBITDA in local currency terms increased to UAH1,084 million, which resulted in an EBITDA margin of 76.5%. This was led by effective cost control measures as well as the positive impact of new IFRS standards. Please also note that lifecell started to capitalize its radio frequency usage costs in Q418 in accordance with IFRS16, and that the overall impact including the retrospective adjustments for previous quarters of 2018, was booked in Q418.

lifecell revenues in TRY terms grew by 53.5% year-on-year, while its EBITDA rose to TRY206 million in Q418. The impact of new IFRS standards on lifecell’s EBITDA is TRY125 million positive in Q418.

For the full year, lifecell revenues in local currency terms rose by 8.0% with an EBITDA margin of 52.4%. In TRY terms, lifecell registered revenue growth of 39.0% and an EBITDA margin of 53.0%.

lifecell Operational Data	Quarter			Year
	Q417	Q418	y/y%	FY17	FY18	y/y%
Number of subscribers (million)[3]	11.1	9.9	(10.8%)	11.1	9.9	(10.8%)
Active (3 months)[4]	8.0	7.3	(8.8%)	8.0	7.3	(8.8%)
MOU (minutes) (12 months)	135.7	148.6	9.5%	129.4	144.9	12.0%
ARPU (Average Monthly Revenue per User), blended (UAH)	37.0	47.2	27.6%	33.8	42.8	26.6%
Active (3 months) (UAH)	52.3	63.1	20.7%	47.7	57.3	20.1%
(3) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(4) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscriber base declined to 7.3 million in Q418, mainly due to the declining multiple SIM card usage trend in the country. lifecell continued its strong ARPU performance registering 27.6% growth in Q418 on the back of increased mobile data consumption and price increases. The increasing share of higher ARPU customers preferring lifecell for its quality 4.5G and 3G networks and attractive digital services portfolio also contributed to the solid ARPU performance.

lifecell has continued to expand its 4.5G services in Q418. The penetration of 4.5G services continued to rise as reflected by the increased number of 3-month active 4.5G users, which reached 33% of total mobile data users. Overall, 3-month active data users on 3G and 4.5G networks in total exceeded 4 million, while average data consumption per user rose by 128% year-on-year, mainly with the higher data consumption of 4.5G users. Meanwhile, lifecell continued to lead the Ukrainian market with 75.9% smartphone penetration.

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Fourth Quarter and Full Year 2018 Results

In line with Turkcell’s global digital services strategy, lifecell continued to enrich its digital services portfolio launching new services in Q418, and increase the penetration of these services within its customer base. Moreover lifecell became first in Ukrainian market to deploy NB-IoT network for smart devices.

BeST[1]	Quarter			Year
	Q417	Q418	y/y%	FY17	FY18	y/y%
Number of subscribers (million)	1.6	1.6	-	1.6	1.6	-
Active (3 months)	1.3	1.2	(7.7%)	1.3	1.2	(7.7%)
Revenue (million BYN)	30.4	32.9	8.2%	111.8	124.9	11.7%
EBITDA (million BYN)	1.8	12.7	605.6%	4.3	27.9	548.8%
EBITDA margin (%)	6.0%	38.6%	32.6pp	3.8%	22.3%	18.5pp
Net loss (million BYN)	(9.4)	(8.3)	(11.7%)	(42.0)	(37.0)	(11.9%)
Capex (million BYN)[2]	5.1	1.6	(68.6%)	13.3	9.1	(31.6%)
Revenue (million TRY)	58.2	83.8	44.0%	210.4	292.9	39.2%
EBITDA (million TRY)	3.5	31.3	794.3%	8.0	66.1	726.3%
EBITDA margin (%)	6.0%	37.4%	31.4pp	3.8%	22.6%	18.8pp
Net loss (million TRY)	(18.0)	(21.3)	18.3%	(79.2)	(86.0)	8.6%
Capex (million TRY)[2]	10.6	0.9	(91.5%)	25.4	22.2	(12.6%)

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.
(2) Excluding the impact of new IFRS standards

BeST revenues rose by 8.2% year-on-year in Q418 in local currency terms, mainly driven by growth in mobile data and device sale revenues. BeST’s EBITDA rose to BYN12.7 million, which resulted in an EBITDA margin of 38.6% positively impacted by the implementation of new IFRS standards.

BeST’s revenues in TRY terms rose by 44.0% year-on-year in Q418, while its EBITDA margin increased to 37.4%. The impact of new IFRS standards on BeST’s EBITDA is TRY30 million positive in Q418.

For the full year, revenues in local currency terms rose by 11.7% with an EBITDA margin of 22.3%. BeST registered revenue growth of 39.2% in TRY terms and an EBITDA margin of 22.6%.

BeST continued to increase the penetration of its 4G services, which leads to higher data consumption and allows for increased digital services usage. Accordingly, the average monthly data consumption of subscribers increased by 70% to 5.9 GB in Q418. BeST continued to increase the penetration of its digital services within its customer base, while expanding its digital services portfolio with additional services for all Belarus telecommunication market. BeST launched lifebox (personal cloud service) and TV+ (TV service), as well as lifecell Digital MIX offerings, which allows customers to curate different digital services on a single package.

Kuzey Kıbrıs Turkcell[3] (million TRY)	Quarter			Year
	Q417	Q418	y/y%	FY17	FY18	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	41.2	45.8	11.2%	158.2	180.1	13.8%
EBITDA	10.6	11.6	9.4%	53.0	58.8	10.9%
EBITDA margin (%)	25.7%	25.3%	(0.4pp)	33.5%	32.6%	(0.9pp)
Net income	7.7	8.9	15.6%	34.0	32.9	(3.2%)
Capex[4]	14.2	21.1	48.6%	41.8	51.0	22.0%

(3) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.
(4) Excluding the impact of new IFRS standards

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Fourth Quarter and Full Year 2018 Results

Kuzey Kıbrıs Turkcell revenues rose by 11.2% year-on-year in Q418, mainly on mobile data revenue growth, while EBITDA rose by 9.4%. The impact of new IFRS standards on Kuzey Kıbrıs Turkcell’s EBITDA is TRY1.6 million positive in Q418.

For the full year, revenues rose by 13.8%, while EBITDA growth was 10.9% which led to an EBITDA margin of 32.6%.

Fintur had operations in Azerbaijan, Kazakhstan, Moldova and Georgia, and we hold a 41.45% stake in the company. In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

On March 5, 2018, Fintur transferred its 51.3% total shareholding in Azertel Telekomunikasyon Yatirim Diş Ticaret A.Ş to Azerbaijan International Telecom LLC, a fully state-owned company of the Republic of Azerbaijan, for EUR221.7 million.

On March 20, 2018, Fintur completed the transfer of its 99.99% total shareholding in Geocell LLC to Silknet JSC, a joint stock company organized under the laws of Georgia, for a total consideration of US$153 million.

On December 12, 2018, Fintur signed a binding agreement and on December 21, 2018 completed the transfer of its 51% total shareholding in Kcell JSC to Kazakhtelecom JSC, a fixed line operator controlled by the government of the Republic of Kazakhstan through the sovereign wealth fund Samruk-Kazyna. The transaction implied an enterprise value of US$771 million for 100% shares.

These transactions have no impact on our financial statements since Fintur is classified as “assets held for sale” in our financials.

On December 12, 2018, Turkcell signed a binding agreement with respect to the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur. Based on the calculation over Fintur’s financials as of November 30, 2018, the value of the transaction is anticipated to be approximately EUR 350 million. Following the regulatory procedures, the closing is expected in Q119 and the proceeds will be received.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 48.9 million as of December 31, 2018. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and lifecell Europe.

Turkcell Group Subscribers	Q417	Q318	Q418	y/y%	q/q%
Mobile Postpaid (million)	18.5	19.0	18.8	1.6%	(1.1%)
Mobile Prepaid (million)	15.6	15.9	14.9	(4.5%)	(6.3%)
Fiber (thousand)	1,204.3	1,331.3	1,385.6	15.1%	4.1%
ADSL (thousand)	921.4	917.6	905.8	(1.7%)	(1.3%)
IPTV (thousand)	505.9	581.5	613.4	21.2%	5.5%
Turkcell Turkey subscribers (million)[1]	36.7	37.8	36.7	-	(2.9%)
lifecell (Ukraine)	11.1	10.1	9.9	(10.8%)	(2.0%)
BeST (Belarus)	1.6	1.6	1.6	-	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
lifecell Europe[2]	0.3	0.2	0.2	(33.3%)	-
Turkcell Group Subscribers (million)	50.2	50.3	48.9	(2.6%)	(2.8%)

(1) Subscribers to more than one service are counted separately for each service.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

14

Fourth Quarter and Full Year 2018 Results

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Year
	Q417	Q318	Q418	y/y%	q/q%	FY17	FY18	y/y%
GDP Growth (Turkey)	7.3%	1.6%	n.a	n.a	n.a	7.4%	n.a	n.a
Consumer Price Index (Turkey) (yoy)	11.9%	24.5%	20.3%	8.4pp	(4.2pp)	11.9%	20.3%	8.4pp
US$ / TRY rate
Closing Rate	3.7719	5.9902	5.2609	39.5%	(12.2%)	3.7719	5.2609	39.5%
Average Rate	3.7942	5.5223	5.4369	43.3%	(1.5%)	3.6308	4.7577	31.0%
EUR / TRY rate
Closing Rate	4.5155	6.9505	6.0280	33.5%	(13.3%)	4.5155	6.0280	33.5%
Average Rate	4.4747	6.4356	6.2121	38.8%	(3.5%)	4.1087	5.5977	36.2%
US$ / UAH rate
Closing Rate	28.07	28.30	27.69	(1.4%)	(2.2%)	28.07	27.69	(1.4%)
Average Rate	27.05	27.43	28.18	4.2%	2.7%	26.64	27.32	2.6%
US$ / BYN rate
Closing Rate	1.9727	2.1121	2.1598	9.5%	2.3%	1.9727	2.1598	9.5%
Average Rate	1.9812	2.0408	2.1307	7.5%	4.4%	1.9278	2.0338	5.5%

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Year
	Q417	Q418	y/y%	FY17	FY18	y/y%
Adjusted EBITDA	1,738.9	2,239.0	28.8%	6,228.3	8,788.0	41.1%
Depreciation and amortization	(700.5)	(1,287.0)	83.7%	(2,597.0)	(4,288.0)	65.1%
Finance income	385.9	(1,225.9)	(417.7%)	818.3	1,932.1	136.1%
Finance costs	(492.5)	1,207.4	(345.2%)	(1,141.2)	(3,619.1)	217.1%
Other income / (expense)	(625.8)	46.5	(107.4%)	(698.9)	(140.1)	(80.0%)
Share of profit of equity accounted investees	-	0.3	n.m	-	(0.1)	n.m
Consolidated profit from continued operations before income tax & minority interest	305.8	980.4	220.6%	2,609.5	2,672.9	2.4%
Income tax expense	(69.5)	(38.7)	(44.3%)	(571.8)	(495.5)	(13.3%)
Consolidated profit from continued operations before minority interest	236.3	941.7	298.5%	2,037.8	2,177.4	6.9%
Discontinued operations	-	-	-	-	-	-
Consolidated profit before minority interest	236.3	941.7	298.5%	2,037.8	2,177.4	6.9%

15

Fourth Quarter and Full Year 2018 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2019. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2017 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 6 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Moldova. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY21.3 billion revenue in FY18 with total assets of TRY42.8 billion as of December 31, 2018. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

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Fourth Quarter and Full Year 2018 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details
Million TRY	Quarter			Year
	Q417	Q418	y/y%	FY17	FY18	y/y%
Turkcell Turkey	(284.7)	1,024.7	(459.9%)	(564.9)	(1,811.8)	220.7%
Turkcell International	(9.4)	5.7	(160.6%)	(8.3)	(117.9)	n.m
Other Subsidiaries	(62.7)	439.7	(801.3%)	(145.3)	(765.4)	426.8%
Net FX loss before hedging	(356.7)	1,470.1	(512.1%)	(718.5)	(2,695.0)	275.1%
Fair value gain on derivative financial instruments[1]	261.9	(1,551.9)	(692.6%)	316.8	1,223.3	286.1%
Net FX gain / (loss) after hedging	(94.8)	(81.8)	(13.7%)	(401.6)	(1,471.7)	266.5%

(1)
Definition of fair value gain on derivative financial instruments has been extended to include the impact of interest income and expense in relation to derivative instruments and fair value of FX swaps engaged in during the period to manage operational cash flow balance.

Table: Income tax expense details
Million TRY	Quarter			Year
	Q417	Q418	y/y%	FY17	FY18	y/y%
Current tax expense	(84.3)	(114.9)	36.3%	(438.0)	(655.0)	49.5%
Deferred tax income / (expense)	14.8	76.2	414.9%	(133.8)	159.5	(219.2%)
Income Tax expense	(69.5)	(38.7)	(44.3%)	(571.8)	(495.5)	(13.3%)

17

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2018	31 December 2017
Assets
Property, plant and equipment	11	11,116,316	9,665,408
Right-of-use assets	15	1,649,602	-
Intangible assets	12	10,050,172	8,340,410
Telecommunication licenses		5,774,763	5,720,398
Computer software		3,057,143	2,346,236
Other intangible assets		1,218,266	273,776
Investment properties	14	15,425	980
Trade receivables	19	115,001	155,634
Receivables from financial services	20	884,686	1,297,597
Contract assets	21	3,513	-
Deferred tax assets	18	152,732	96,060
Investments in equity accounted investees		19,413	-
Held to maturity investments		-	654
Other non-current assets	17	421,306	356,620
Total non-current assets		24,428,166	19,913,363

Inventories	22	180,434	104,102
Trade receivables	19	2,505,990	2,848,572
Due from related parties	38	13,533	5,299
Receivables from financial services	20	3,286,243	2,950,523
Contract assets	21	711,928	-
Derivative financial instruments	34	1,356,062	981,396
Held to maturity investments		-	11,338
Financial asset at fair value through profit or loss		9,409	-
Financial asset at fair value through other comprehensive income		42,454	-
Cash and cash equivalents	24	7,419,239	4,712,333
Other current assets	23	1,091,512	1,160,605
Subtotal		16,616,804	12,774,168
Assets classified as held for sale	16	1,720,305	1,294,938

Total current assets		18,337,109	14,069,106

Total assets		42,765,275	33,982,469

Equity
Share capital	25	2,200,000	2,200,000
Share premium		269	269
Treasury shares	25	(141,534)	(56,313)
Additional paid-in capital		35,026	35,026
Reserves		2,503,537	1,542,679
Remeasurements of employee termination benefit		(34,871)	(44,776)
Retained earnings		11,359,317	11,312,276
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		15,921,744	14,989,161
Non-controlling interests		131,810	55,927

Total equity		16,053,554	15,045,088

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	31 December 2018	31 December 2017
Liabilities
Borrowings	28	13,119,636	8,257,995
Employee benefit obligations	29	224,747	197,666
Provisions	32	268,722	197,418
Deferred tax liabilities	18	862,360	651,122
Contract liabilities	31	131,598	-
Other non-current liabilities	27	364,610	409,337
Total non-current liabilities		14,971,673	9,713,538

Borrowings	28	7,035,909	4,278,154
Current tax liabilities		133,597	103,105
Trade and other payables	33	3,788,174	3,696,466
Due to related parties	38	45,331	6,980
Deferred revenue	30	8,948	193,831
Provisions	32	307,068	835,199
Contract liabilities	31	255,756	-
Derivative financial instruments	34	165,265	110,108
Total current liabilities		11,740,048	9,223,843

Total liabilities		26,711,721	18,937,381

Total equity and liabilities		42,765,275	33,982,469

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2018	2017	2016

Revenue	5	20,350,557	17,026,401	14,100,863
Revenue from financial services	5	941,918	605,663	184,698
Total revenue		21,292,475	17,632,064	14,285,561

Cost of revenue	10	(13,785,448)	(11,073,465)	(9,166,384)
Cost of revenue from financial services	10	(360,545)	(276,709)	(70,223)
Total cost of revenue		(14,145,993)	(11,350,174)	(9,236,607)

Gross profit		6,565,109	5,952,936	4,934,479
Gross profit from financial services		581,373	328,954	114,475
Total gross profit		7,146,482	6,281,890	5,048,954

Other income	6	241,435	74,438	78,569
Selling and marketing expenses	10	(1,626,714)	(2,005,420)	(1,910,947)
Administrative expenses	10	(673,370)	(645,196)	(721,849)
Net impairment losses on financial and contract assets	10	(346,390)	-	-
Other expenses	6	(381,582)	(773,329)	(312,801)
Operating profit		4,359,861	2,932,383	2,181,926

Finance income	8	1,932,133	818,436	961,642
Finance costs	8	(3,619,091)	(1,141,302)	(1,134,441)
Net finance costs		(1,686,958)	(322,866)	(172,799)

Share of loss of equity accounted investees		(87)	-	-
Profit before income tax		2,672,816	2,609,517	2,009,127

Income tax expense	9	(495,481)	(571,758)	(423,160)
Profit from continuing operations		2,177,335	2,037,759	1,585,967

(Loss) from discontinued operations (attributable to owners of the Company)		-	-	(42,164)

Profit for the year		2,177,335	2,037,759	1,543,803

Profit for the year is attributable to:
Owners of the Company		2,021,065	1,979,129	1,492,088
Non-controlling interests		156,270	58,630	51,715
Total		2,177,335	2,037,759	1,543,803

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	0.93	0.90	0.68
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	0.93	0.90	0.70
Basic and diluted earnings/(losses) per share for profit /(loss) from discontinued operations attributable to owners of the Company (in full TL)		-	-	(0.02)

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
For the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2018	2017	2016

Profit for the year		2,177,335	2,037,759	1,543,803

Other comprehensive income/(expense):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits		12,699	(3,738)	(34,532)
Income tax relating to remeasurements of employee termination benefits		(2,794)	748	7,066
		9,905	(2,990)	(27,466)

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		424,817	27,959	63,920
Exchange differences arising from discontinued operations		425,371	72,190	154,552
Cash flow hedges – effective portion of changes in fair value		630,191	-	-
Cash flow hedges – reclassified to profit or loss	34	(611,035)	-	-
Cost of hedging reserve – changes in fair value		(390,267)	-	-
Cost of hedging reserve – reclassified to profit or loss		42,665	-	-
Income tax relating to these items		(154,409)	(107,299)	(87,381)
-Income tax relating to exchange differences		(226,667)	(107,299)	(87,381)
-Income tax relating to cash flow hedges	34	72,258	-	-
		367,333	(7,150)	131,091
Other comprehensive income/(loss) for the year, net of income tax		377,238	(10,140)	103,625
Total comprehensive income for the year		2,554,573	2,027,619	1,647,428

Total comprehensive income for the year is attributable to:
Owners of the Company		2,398,930	1,968,102	1,594,465
Non-controlling interests		155,643	59,517	52,963
Total		2,554,573	2,027,619	1,647,428

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		1,957,396	1,903,109	1,496,209
Discontinued operations		441,534	64,993	98,256
Total		2,398,930	1,968,102	1,594,465

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reeserve (*)	Hedging reserve	Cost of hedging reserve	Reserve for non-controlling interest put option (*)	Remeasurements of employee termination benefit	Foreign currency translation reserve (*)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2016	2,200,000	-	35,026	269	1,211,352	-	-	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(loss):
Profit for the year	-	-	-	-	-	-	-	-	-	-	1,492,088	1,492,088	51,715	1,543,803
Other comprehensive income/(loss):
Foreign currency translation differences	-	-	-	-	-	-	-	(133,222)	-	263,065	-	129,843	1,248	131,091
Remeasurements of employee termination benefits	-	-	-	-	-	-	-	-	(27,466)	-	-	(27,466)	-	(27,466)
Other comprehensive income for the year, net of income tax	-	-	-	-	-	-	-	(133,222)	(27,466)	263,065	-	102,377	1,248	103,625
Total comprehensive income for the year	-	-	-	-	-	-	-	(133,222)	(27,466)	263,065	1,492,088	1,594,465	52,963	1,647,428
Transfers	-	-	-	-	(16,148)	-	-	-	-	-	16,148	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	(51,416)	(51,416)
Change in fair value of non-controlling interests	-	-	-	-	-	-	-	128,090	-	-	-	128,090	-	128,090
Transactions with non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(9,000)	(9,000)
Acquisition of treasury shares (-) (Note 25)	-	(65,607)	-	-	-	-	-	-	-	-	-	(65,607)	-	(65,607)
Balance at 31 December 2016	2,200,000	(65,607)	35,026	269	1,195,204	-	-	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397

Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	-	-	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income/(loss):
Profit for the year	-	-	-	-	-	-	-	-	-	-	1,979,129	1,979,129	58,630	2,037,759
Other comprehensive income/(loss):
Foreign currency translation differences	-	-	-	-	-	-	-	(45,848)	-	37,811	-	(8,037)	887	(7,150)
Remeasurements of employee termination benefits	-	-	-	-	-	-	-	-	(2,990)	-	-	(2,990)	-	(2,990)
Other comprehensive loss for the year, net of income tax	-	-	-	-	-	-	-	(45,848)	(2,990)	37,811	-	(11,027)	887	(10,140)
Total comprehensive income for the year	-	-	-	-	-	-	-	(45,848)	(2,990)	37,811	1,979,129	1,968,102	59,517	2,027,619
Transfers	-	-	-	-	447,820	-	-	-	-	-	(447,820)	-	-	-
Dividends paid	-	9,294	-	-	-	-	-	-	-	-	(3,000,000)	(2,990,706)	(60,222)	(3,050,928)
Balance at 31 December 2017	2,200,000	(56,313)	35,026	269	1,643,024	-	-	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	-	-	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy (Note 2)	-	-	-	-	-	-	-	-	-	-	518,874	518,874	-	518,874
Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	-	-	(540,045)	(44,776)	439,700	11,831,150	15,508,035	55,927	15,563,962
Total comprehensive income/(loss):
Profit for the period	-	-	-	-	-	-	-	-	-	-	2,021,065	2,021,065	156,270	2,177,335
Other comprehensive income/(loss):
Foreign currency translation differences	-	-	-	-	-	-	-	(270,147)	-	894,295	-	624,148	(627)	623,521
Remeasurements of employee termination benefits	-	-	-	-	-	-	-	-	9,905	-	-	9,905	-	9,905
Change in cash flow hedge reserve	-	-	-	-	-	(271,130)	14,942	-	-	-	-	(256,188)	-	(256,188)
Total other comprehensive income, net of income tax	-	-	-	-	-	(271,130)	14,942	(270,147)	9,905	894,295	-	377,865	(627)	377,238
Total comprehensive income/(loss)	-	-	-	-	-	(271,130)	14,942	(270,147)	9,905	894,295	2,021,065	2,398,930	155,643	2,554,573
Transfer to legal reserves	-	-	-	-	592,898	-	-	-	-	-	(592,898)	-	-	-
Acquisition of treasury shares (-) (Note 25)	-	(94,620)	-	-	-	-	-	-	-	-	-	(94,620)	-	(94,620)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(20,982)	(20,982)
Dividends paid (Note 25)	-	9,399	-	-	-	-	-	-	-	-	(1,900,000)	(1,890,601)	(58,778)	(1,949,379)
Balance at 31 December 2018	2,200,000	(141,534)	35,026	269	2,235,922	(271,130)	14,942	(810,192)	(34,871)	1,333,995	11,359,317	15,921,744	131,810	16,053,554

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	2018	2017	2016
Cash flows from operating activities:
Profit before income tax from
Continuing operations		2,177,335	2,037,759	1,585,967
Discontinued operations		-	-	(42,164)
Profit before income tax including discontinued operations		2,177,335	2,037,759	1,543,803

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	11-14	1,894,445	1,501,579	1,281,539
Amortization of intangible assets	12	2,393,529	1,095,401	921,812
Net finance (income)/expense		983,881	165,387	(117,598)
Fair value adjustments to derivatives		(1,719,610)	(562,562)	(383,452)
Income tax expense	9	495,481	571,758	423,160
Gain on sale of property, plant and equipment		(43,727)	(33,837)	(25,010)
Unrealized foreign exchange losses on operating assets		2,954,304	966,340	545,287
Provisions		796,520	980,040	197,543
Share of profits of discontinued operations		-	-	42,164
Share of equity accounted investees		87	-	-
(Gain) on sale of subsidiary		(110,308)	-	-
Deferred revenue	30	54,391	131,486	(20,350)
		9,876,328	6,853,351	4,408,898
Change in operating assets/liabilities
Change in trade receivables	19	273,110	613,404	1,197,053
Change in due from related parties	38	(5,870)	1,107	7,514
Change in receivables from financial services	20	(69,991)	(1,931,538)	(2,396,372)
Change in inventories	22	(76,883)	27,871	(62,090)
Change in other current assets	23	53,957	(198,268)	643,444
Change in other non-current assets	17	142,133	15,012	78,770
Change in due to related parties	38	40,072	(4,099)	4,302
Change in trade and other payables	33	(501,980)	(507,043)	(2,733,901)
Change in other non-current liabilities	27	(242,384)	(82,018)	(14,477)
Change in employee benefit obligations	29	(32,764)	(18,627)	15,151
Change in short term contract asset	21	(711,928)	-	-
Change in long term contract asset	21	(3,513)	-	-
Change in short term contract liability	31	255,756	-	-
Change in long term contract liability	31	131,598	-	-
Changes in other working capital		(981,764)	(265,518)	29,286
Cash generated from operations		8,145,877	4,503,634	1,177,578

Interest paid		(1,658,308)	(909,881)	(434,521)
Income tax paid		(657,715)	(492,487)	(135,920)
Net cash inflow from operating activities		5,829,854	3,101,266	607,137
Cash flows from investing activities:
Acquisition of property, plant and equipment	11	(2,960,648)	(2,937,195)	(2,572,401)
Acquisition of intangible assets	12	(2,264,912)	(1,172,847)	(855,097)
Proceeds from sale of property, plant and equipment		103,864	58,740	49,639
Proceeds from advances given for acquisition of property, plant and equipment		(204,817)	205,580	(209,686)
Contribution of increase of share capital in joint ventures/associates		(19,500)	-	-
Proceeds from sale of subsidiary		118,528	-	-
Payments for held to maturity investment		(39,877)	(11,992)	-
Interest received		731,793	553,066	610,837
Net cash outflow from investing activities		(4,535,569)	(3,304,648)	(2,976,708)

Cash flows from financing activities:
Dividends received for treasury share		9,399	-	-
Capital decrease in subsidiaries		-	-	(9,000)
Proceeds from derivative instruments		1,054,345	-	-
Repayments of derivative instruments		(710,522)	-	-
Proceeds from issues of loans and borrowings		44,341,070	24,102,643	9,381,318
Proceeds from issues of bonds		2,188,313	209,808	167,500
Repayment of borrowings		(43,987,127)	(22,265,088)	(4,932,768)
Repayment of bonds		(191,312)	(379,660)	-
Dividends paid to shareholders		(1,900,000)	(2,990,706)	-
Dividends paid to non-controlling interest in subsidiaries		(58,778)	(60,222)	(51,416)
Acquisition of treasury shares		(94,620)	-	(65,607)
(Increase)/decrease in cash collateral related to loans		(20,272)	(183,518)	349,004
Payments of lease liabilities		(1,164,879)	-	-
Net cash (outflow)/inflow from financing activities		(534,383)	(1,566,743)	4,839,031

Net (decrease)/increase in cash and cash equivalents		759,902	(1,770,125)	2,469,460

Cash and cash equivalents at 1 January		4,712,333	6,052,352	2,918,796

Effects of exchange rate changes on cash and cash equivalents		1,947,004	430,106	664,096

Cash and cash equivalents at 31 December	24	7,419,239	4,712,333	6,052,352

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on
5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport and Infrastructure of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G licence, the Company pays in cash the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly tax levy namely ‘treasury share’ equal to 15% of the Company’s gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016. For details please refer to Note 12.

The Company is obliged to pay the ICTA a monthly treasury share equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA’s expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

The Company’s parent is Turkcell Holding A.S., which holds 51% of the Company’s shares as of 31 December 2018. The main shareholders of Turkcell Holding A.S. are TeliaSonera Finland Oyj (Sonera), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

After failure to comply with corporate governance principles for election of independent board members, the CMB appointed 3 independent board members and 4 members, of which 2 members were chosen from the independent nominees list submitted by Sonera, as board members who satisfy the independence criteria in 2013. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, 3 new members were elected to serve for 3 years instead of 3 members who are appointed by the CMB and meet the independence criteria. Since a member of board of directors resigned from his assignment as of 11 July 2018, Turkcell’s Board of Directors consists of a total of 6 non-executive members including 3 independent members as of 31 December 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity (continued)

The consolidated financial statements of the Company as at and for the year ended 31 December 2018 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2018.

2.	Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries and the Group’s interest in associates and a joint venture.

(a)	Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The Group adopted IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from Contracts with Customers” for the first time for the year commencing 1 January 2018. The Group also elected to early adopt IFRS 16, “Leases” for the first time for the year commencing 1 January 2018.

The impacts of adoption of IFRS 9, IFRS 15 and IFRS 16 on the consolidated financial statements are explained in Note 2.ae.i.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2017 were authorized for issue by the Board of Directors on 15 February 2018.

The consolidated financial statements as at and for the year ended 31 December 2018 were authorized for issue by the Board of Directors on 20 February 2019.

(b)	Historical cost convention

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

-	Derivative financial instruments

-	Consideration payable in relation to the acquisition of Belarusian Telecom

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(c)	Functional and presentation currency

(i)	Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

Foreign exchange gains and losses are recognized in profit or loss, except:

•	For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii)	Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•
income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, receivables from financial services and other receivables; when there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset a loss event and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes older.

Capitalization and useful lives of assets

The useful lives and residual values of the Group’s assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Belarusian Telecom has 10 years of special GSM and UMTS services licenses acquired on 26 August 2008. In addition, the license period has been committed and signed for an additional 10 years for an insignificant fee. The amortization on the consolidated financial statements has been recognized on the assumption that the duration of the license would be extended. Starting from 1 March 2016, the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period.

Gross versus net presentation of revenue

When the Group acts as principal in sale of goods or rendering of services, revenue from customers and costs with suppliers are reported on a gross basis. When the Group acts as agent in sale of goods or rendering of services, revenue from customer and costs with suppliers are reported on a net basis, representing the net margin earned. Whether the Group is acting as principal or agent depends on management’s analysis of both legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and costs but do not impact reported assets, liabilities or cash flows.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Multiple element arrangements

In arrangements which include multiple elements where the Group acts as principal, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 37, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Annual impairment review

The Company tests annually whether goodwill and intangible asset not yet available for use have suffered any impairment in accordance with IAS 36 “Impairment of Assets”. Additionally, the carrying amounts of Company’s nonfinancial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If any indication exists the assets recoverable amount is estimated based on fair value less cost of disposal calculations. These calculations require the use of estimates as discussed in Note 13.

As at 31 December 2014, the Company has impaired its assets in Crimea region amounting to TL 19,897. As at 31 December 2018, there is no impairment on assets in Luhansk and Donetsk regions (31 December 2017: TL 10,872).

Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings, the subscriber’s purchasing power, liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Company management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Company’s expectations. As at 31 December 2018, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances and the achievability of the financials projections used in the impairment assessments.

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Company can engage third party qualified experts to perform the valuation, if necessary. The management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 35.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(d)	Use of estimates and judgments (continued)

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the below factors:

- the Company is not primary obligor for the sale of handset,
- the Company does not have control over the sale prices of handsets,
- the Company has no inventory risk,
- the Company has no responsibility on technical compability of equipment delivered to customers
- the responsibility after sale belongs to the distributor and
- the Company does not make any modification on the equipment.

(e)	Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(ae), the Group did not make any significant changes to its accounting policies during the current year.

As at 31 December 2018, interest expense/income and fair value of derivative financial instruments are shown netted off on consolidated statement of profit or loss (Note 8). The Company has presented financials of 31 December 2017 and 2016 accordingly. This classification has no impact on operating profit, profit for the year and cash flow statement.

Interest expense and income for derivative financial instruments and option premium charges are shown net of under finance income (Note 8).

(f)	Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)	Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared consistent with prior periods.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting

(i)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:
•	the fair value of the assets transferred
•	liabilities incurred to the former owners of the acquired business
•	equity interests issued by the Group
•	the fair value of any asset or liability resulting from a contingent consideration arrangement, and
•	the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.canc Contingent consideration classified as equity is not subject to remeasurement. Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(ii)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Non-controlling interest has not been attributed to Belarus Telekom on the grounds that net assets of Belarus Telekom is negative, Belarus Telekom is financed solely by the Company and management’s assessment of relevant articles of the share purchase agreement with the non-controlling shareholder.

Turkcell Finansman A.Ş. (“Turkcell Finansman”) sold financial loans amounting to TL 87,589 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 14 April 2017 in order to create funds for issuance of Asset Backed Securities (“ABS”) which will be issued by the Fund in a structure where Turkcell Finansman will act as the source organization. Turkcell Finansman similarly sold second financial loans amounting to TL 89,607 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansmanı Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş. on 22 August 2017, third financial loans amounting to TL 90,272 on 16 February 2018 and fourth financial loans amounting to TL 56,716 on 20 December 2018. Turkcell Finansman transferred its contractual rights to receive cash flows from the financial loans that have been sold to the Fund resulting in de-recognition of the related assets from its consolidated financial statements. Moreover, the Company did not consolidate the Fund since the activities of the Fund are not controlled by the Company and the Fund has been defined as a structured entity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(iii)	Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(iv)	Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity’s results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v)	Put option over shares relating to non-controlling interests

Where a put option is written by the Group on shares in an existing subsidiary held by non-controlling interests, the Group recognizes a financial liability at the present value of the redemption amount to reflect the put option. If the ownership risks and rewards of the shares relating to the put option is attributable to Group, the non-controlling interest is derecognized. The difference between the put option liability and the non-controlling interests derecognized is recognized in equity. For business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

Reserve for put option over shares relating to non-controlling interests included in equity arises from the difference between the fair value of the put option written by Fintur Holdings B.V. (“Fintur”) on non-controlling shares in one of its subsidiaries and the derecognized non-controlling interests relating to that put option.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(h)	Principles of consolidation and equity accounting (continued)

(vi)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The results and assets and liabilities of joint ventures are incorporated in these consolidated financial statements using the equity method of accounting.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in that entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

On acquisition of an associate, any excess of the cost of the investment over the Group’s share of the net fair values of the associate’s identifiable assets and liabilities is recognized as goodwill, which is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as part of the Group’s share of the associate profit or loss in the period in which the investment is acquired.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in (Note 16). The Group measures an associate that is classified as held for sale at the lower of its carrying amount at the date of classification as held for sale and fair value less costs of disposal. Equity accounting ceases once an associate is classified as held for sale.

(i)	Financial instruments

(i)	Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

- those to be measured subsequently at fair value (either through OCI or through profit or loss), and
- those to be measured at amortised cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

- Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss.

- FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in finance income using the effective interest rate method.

- FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(iv)	Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either the following bases.
•	12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date; and
•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies lifetime ECL measurement for all group companies except Turkcell Finansman A.S. which applies both 12 month and lifetime ECL (general approach).

(v)	Derivatives and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

Forward foreign exchange, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and option transaction fair values are calculated with market levels of interest rates and Central Bank of Republic of Turkey (CBRT) exchange rates via Bloomberg financial terminal. If market levels are not available for valuation date, fair value for forward contracts will be value of discounted future value of difference between contract price level and forward value of CBRT exchange rate with risk fee rates for the period. Interest rate and currency swaps will be valued with the difference of discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognised in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item (‘aligned time value’) are recognised within OCI in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

(v)	Derivatives and hedging activities (continued)

Cash flow hedges that qualify for hedge accounting (continued)

- Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognised in profit or loss as the hedged item affects profit or loss.

- The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognised in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss.

(viii)	Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforcable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial instruments - Accounting policies applied until 31 December 2017

The Group has applied IFRS 9 retrospectively, but has elected not to restate comparative information for prior periods. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 9 are as follows. The Group’s new accounting policies are explained above.

i)	Classification

Until 31 December 2017, the Group classified its financial assets in the following categories:

•	financial assets at fair value through profit or loss,

•	loans and receivables,

•	held-to-maturity investments, and

•	available-for-sale financial assets.

The classification depended on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluated this designation at the end of each reporting period.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

Financial instruments - Accounting policies applied until 31 December 2017 (continued)

(ii)	Reclassification

The Group could choose to reclassify a non-derivative trading financial asset out of the held for trading category if the financial asset was no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables were permitted to be reclassified out of the held for trading category only in rare circumstances arising from a single event that was unusual and highly unlikely to recur in the near term. In addition, the Group could choose to reclassify financial assets that would meet the definition of loans and receivables out of the held for trading or available-for-sale categories if the Group had the intention and ability to hold these financial assets for the foreseeable future or until maturity at the date of reclassification.

Reclassifications were made at fair value as of the reclassification date. Fair value became the new cost or amortized cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date were subsequently made. Effective interest rates for financial assets reclassified to loans and receivables and held-to-maturity categories were determined at the reclassification date. Further increases in estimates of cash flows adjusted effective interest rates prospectively.

(iii)	Subsequent measurement

The measurement at initial recognition did not change on adoption of IFRS 9.

Subsequent to initial recognition, loans and receivables and held-to-maturity investments were carried at amortized cost using the effective interest method.

Available-for-sale financial assets and financial assets at fair value through profit or loss were subsequently carried at fair value. Gains or losses arising from changes in the fair value were recognized as follows:

•	for ‘financial assets at fair value through profit or loss’ – in profit or loss

•
for available-for-sale financial assets that are monetary securities denominated in a foreign currency – translation differences related to changes in the amortized cost of the security were recognized in profit or loss and other changes in the carrying amount were recognized in other comprehensive income

•	for other monetary and non-monetary securities classified as available-for-sale – in other comprehensive income

Details on how the fair value of financial instruments is determined are disclosed in Note 35.

(iv)	Impairment

The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets was impaired. A financial asset or a group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered an indicator that the assets were impaired.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(i)	Financial instruments (continued)

Financial instruments - Accounting policies applied until 31 December 2017 (continued)

(iv)	Impairment (continued)

For loans and receivables, the amount of the loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognised in profit or loss. If a loan or held-to-maturity investment had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate determined under the contract. As a practical expedient, the Group could measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss was recognized in profit or loss.

Impairment testing of trade receivables is described in Note 35.

If there was objective evidence of impairment for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – was removed from equity and recognized in profit or loss.

Impairment losses on equity instruments that were recognised in profit or loss were not reversed through profit or loss in a subsequent period.

If the fair value of a debt instrument classified as available-for-sale increased in a subsequent period and the increase could be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss was reversed through profit or loss.

(j)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k)	Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. See Note 35 for a description of the Group’s impairment policies.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(l)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at historical cost less depreciation and impairment losses. Property, plant and equipment related to the Company and its subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation. However, decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and 2015 is determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. There are recognized included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(ii)	Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(l)	Property, plant and equipment (continued)

(iii)	Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the group will obtain ownership at the end of the lease term.

Land is not depreciated.

The estimated useful lives are as follows:
Buildings	21 – 25 years
Mobile network infrastructure	4 – 20 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	2 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	5 – 10 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

(m)	Intangible assets

(i)	Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The useful lives for telecommunication licenses are as follows:

Telecommunications licenses	3 – 25 years

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(m)	Intangible assets (continued)

(ii)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programmes are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognised as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use

•	management intends to complete the software and use or sell it

•	there is an ability to use or sell the software

•	it can be demonstrated how the software will generate probable future economic benefits

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The useful lives for computer software are as follows:

Computer software	3 – 8 years

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use (“IRU”) are rights to use a portion of an asset’s capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset’s useful economic life. IRUs are amortized over the shorter of the underlying asset’s useful economic life and the contract term.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(m)	Intangible assets (continued)

(iii)	Other intangible assets (continued)

Amortization

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Transmission line software	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years
Indefeasible right of use	15 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

(n)	Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(n)	Investment properties (continued)

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The estimated useful lives are as follows:

Investment Property	25 – 45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(o)	Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2018 and 2017, inventories mainly consisted of mobile phones, sim-cards, and other devices.

(p)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(r)	Employee benefits

(i)	Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as trade and other payables in the statement of financial position.

(ii)	Termination benefits

In accordance with the labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 5,434 as at 31 December 2018 (31 December 2017: TL 4,732), per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are presented as other expenses. Reserve for employee termination benefits is computed and reflected in the consolidated financial statements on a current basis. Discount rate used for calculating employee termination benefit as of 31 December 2018 is 4.41% (31 December 2017: 3.33%).The reserve is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from retirement of employees. Reserve for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(r)	Employee benefits (continued)

(iii)	Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv)	Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services acquired and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(v)	Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(s)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Onerous contracts

Present obligation arising under an onerous contract is recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(t)	Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value added services, interconnect revenue, monthly fixed fees, SIM card sales and roaming revenue. An entity transfers control of a service over time and, therefore, satisfies a performance obligation and recognizes revenue from telecommunication services over time.

With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

•	the good or service is capable of being distinct
•	the promise to transfer the good or service is distinct within the context of the contract.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative stand-alone selling prices. If an element of a transaction is not a distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue from device sales is recognized when control of the device has transferred, being when delivered to the end customer. For device sales made to intermediaries, revenue is recognized when control of the device has transferred, being when the products are delivered to the intermediary and the intermediary has no general right to return the device to receive a refund. If control is not transferred, revenue is deferred until sale of the device to an end customer by the intermediary or expiry of any right of return.

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Company. In certain campaigns, dealers make the handset sale to the subscribers instalments of which will be collected by the Company based on the letters of undertaking signed by the subscribers. With the letter of undertaking, the dealer assigns its receivables from handset sale to the distributor and the distributor assigns its receivables to the Company.

The Company pays the distributor net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Company is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is presented as “receivables from subscribers”. The Company collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions as the Company does not act as principal for the sale of handset.

Starting from 2014, the subscribers has an option to buy handsets using bank loans instalments of which are collected by the Company on behalf of the bank. The Company does not bear any credit risk in these transactions. Since the Company collects receivables during the contract period and acts as agent for the sale of handset, the Company does not recognize any revenue for the handset in these transactions.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(t)	Revenue (continued)

Starting from 2016 the Company and distributors started to offer the option to buy a device through Turkcell Financing loan, which will be collected by the Company. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period, and does not record revenue related to the device since it is not the main contractor in the device sale. Revenue from financial services comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included telecommunication services revenues.

Revenues from betting business mainly comprise of net takings earned to a maximum of 1.4% of gross takings as the head agent of fixed odds betting games and mobile agent revenues of 7.25% of mobile agency turnover after deducting VAT and gaming tax as the head agent. Revenues from betting business are recognized at the time all services related to the games are fully rendered. Under the agreement signed with Spor Toto Teşkilat Müdürlüğü A.Ş. (“Spor Toto”), Inteltek Internet Teknoloji Yatırım ve Danışmanlık A.Ş. (“Inteltek”) is obliged to undertake any excess payout, which is presented on a net basis.

Azerinteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since Azerinteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all services related to the games are fully rendered.

Azerinteltek has been authorized for the Lottery games by Azerlotereya. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all services related to the games are fully rendered.

Call center revenues are recognized at the time services are rendered.

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management’s analysis described below such judgements impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

•	the entity is primarily responsible for fulfilling the promise to provide the specified good or service.
•	the entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer
•	the entity has discretion in establishing the price for the specified good or service.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(t)	Revenue (continued)

The Company and the Ministry of Transport and Infrastructure of Turkey, Directorate General of Communications signed a contract to continue the contract to establish and operate mobile communication infrastructure and operation in uncovered areas, until 31 December 2019 and to add mobile broadband services to the existing infrastructure providing GSM services under Universal Service Law and to operate the new and existing networks together. As of 31 December 2018, the Company has recognized TL 376,765 (31 December 2017: TL 257,866) revenue from its operations related to this contract. Since the Company acts as principal, revenue and operating costs are reported on a gross basis in these consolidated financial statements.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortised on a straight line basis over the customer life time it relates to consistent with the pattern of recognition of the associated revenue.

Revenue - Accounting policies applied until 31 December 2017

The Group adopted the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as at 1 January, 2018, to retained earnings and not restate prior years. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 15 are as follows. The Group’s new accounting policies are explained above.

Contract cost
Contract costs were capitalized under prepaid expenses and amortised on a straight line basis over the contact term.

(u)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(v)	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(w)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkey or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

(x)	Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share (“EPS”) are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as “Basic and diluted EPS”.

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Turkey, entities can increase their share capital by distributing “Bonus share” to shareholders from retained earnings. In computing earnings per share, such “Bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(y)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to profit or loss on a straight-line basis over the expected useful lives of the related assets.

(z)	Non-current asset held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs of disposal.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

An associate must meet the conditions to be classified as held for sale. It is first measured in accordance with applicable standards. Such standard is IAS 28, and so the share of profits and remeasurement of carrying amounts are done in accordance with normal associate rules up to the point of classification as held for sale.

The associate or joint venture is then measured in accordance with IFRS 5. It is measured at the lower of carrying amount and fair value less costs of disposal. Equity accounting is ceased from the date the held for sale criteria are met.

Non-current assets classified as held for sale are presented separately from the other assets in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

(aa)	Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ab)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(ac)	Subsequent events

Events after the reporting date; Includes all events between the reporting date and the date on which the financial statements are authorized for issue, even if any announcement of profit or other selected financial information has been made publicly disclosed.

In case of events requiring correction after the reporting date, corrects this new situation accordingly. Events that are not required to be adjusted subsequent to the reporting date are disclosed in the notes to the financial statements in the consolidated financial statements.

(ad)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assess whether:

-	the contract involved the use of an identified asset – this may be specified explicitly or implicitly
-
the asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

-	the Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use; and
-
the Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used is predetermined, the Group has the right the use of asset if either:

-	the Group has the right to operate the asset or;
-	the Group designed the asset in a way that predetermines how and for what purpose it is used.
At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

-	amount of the initial measurement of the lease liability;
-	any lease payments made at or before the commencement date, less any lease incentives received;
-	any initial direct costs incurred by the Group; and

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset of the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 28).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ad)	Leases

Lease Liability
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’ incremental borrowing rate. Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:
-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an exercise option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group use revised discount rate that reflects changes in the interest rate.

The Group recognises the amount of the remeasurement of lease liability as an adjustment to the right of use asset. Where the carrying amount of the right of use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:
-	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and
-
the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ad)	Leases (continued)

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

Leases - Accounting policies applied until 31 December 2017

The Group adopted IFRS 16 using modified retrospective approach - option 2 application under which the cumulative effect of initially applying the Standard recognised at the date of initial application at 1 January 2018. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy. Accounting policies that changed on adoption of IFRS 16 are as follows. The Group’s new accounting policies are explained above.

Leases of property, plant and equipment where the group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included in other short-term and long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under finance leases was depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there was no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

(ae)	New standards and interpretations

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

This note explains the impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases on the Group’s consolidated financial statements.

The impacts of adoption of IFRS 9, IFRS 15 and IFRS 16 on the consolidated financial statements as at 31 December 2018 are stated as below. The adoptions of these standards do not have a significant impact on the consolidated other comprehensive income (OCI) and consolidated statement of cash flows.

The following tables show the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided. The adjustments are explained in more detail by standard below.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	31 December 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	31 December 2018 without Adoptions
Assets
Property, plant and equipment	11,116,316	-	-	-	11,116,316
Right-of-use assets	1,649,602	-	-	1,649,602	-
Intangible assets	10,050,172	-	1,059,866	-	8,990,306
Investment properties	15,425	-	-	-	15425
Trade receivables	115,001	(608)	(3,513)	-	119,122
Contract assets	3,513	-	3,513	-	-
Receivables from financial services	884,686	-	-	-	884,686
Deferred tax assets	152,732	-	-	14,696	138,036
Investments in equity accounted investees	19,413	-	-	-	19,413
Other non-current assets	421,306	(228)	(10,849)	(161,426)	593,809
Total non-current assets	24,428,166	(836)	1,049,017	1,502,872	21,877,113

Inventories	180,434	-	-	-	180,434
Trade receivables	2,505,990	49,567	(703,742)	6,926	3,153,239
Due from related parties	13,533	67	-	-	13,466
Receivables from financial services	3,286,243	(40,463)	-	-	3,326,706
Derivative financial instruments	1,356,062	-	-	-	1,356,062
Held to maturity investments	-	(51,863)	-	-	51,863
Financial asset at fair value through profit or loss	9,409	9,409	-	-	-
Financial asset at fair value through other comprehensive income	42,454	42,454	-	-	-
Contract assets	711,928	-	711,928	-	-
Cash and cash equivalents	7,419,239	(2,364)	-	-	7,421,603
Other current assets	1,091,512	87	(137,997)	(312,872)	1,542,294
Subtotal	16,616,804	6,894	(129,811)	(305,946)	17,045,667
Assets classified as held for sale	1,720,305	-	-	-	1,720,305

Total current assets	18,337,109	6,894	(129,811)	(305,946)	18,765,972

Total assets	42,765,275	6,058	919,206	1,196,926	40,643,085

Equity
Share capital	2,200,000	-	-	-	2,200,000
Share premium	269	-	-	-	269
Treasury shares (-)	(141,534)	-	-	-	(141,534)
Additional paid in capital	35,026	-	-	-	35,026
Reserves	2,503,537	(154)	8,958	(740)	2,495,473
Remeasurements of employee termination benefit	(34,871)	-	-	-	(34,871)
Retained earnings	11,359,317	4,989	667,946	(71,464)	10,757,846
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)	15,921,744	4,835	676,904	(72,204)	15,312,209
Non-controlling interests	131,810	-	-	-	131,810
Total equity	16,053,554	4,835	676,904	(72,204)	15,444,019

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	31 December 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	31 December 2018 without Adoptions
Liabilities
Borrowings	13,119,636	-	-	902,285	12,217,351
Employee benefit obligations	224,747	-	-	-	224,747
Provisions	268,722	-	-	-	268,722
Deferred tax liabilities	862,360	1,223	193,854	-	667,283
Contract liabilities	131,598	-	131,598	-	-
Other non-current liabilities	364,610	-	(102,887)	-	467,497
Total non-current liabilities	14,971,673	1,223	222,565	902,285	13,845,600

Borrowings	7,035,909	-	-	366,845	6,669,064
Current tax liabilities	133,597	-	-	-	133,597
Trade and other payables	3,788,174	-	1,786	-	3,786,388
Due to related parties	45,331	-	17,951	-	27,380
Contract liabilities	255,756	-	255,756	-	-
Deferred revenue	8,948	-	(255,756)	-	264,704
Provisions	307,068	-	-	-	307,068
Derivative financial instruments	165,265	-	-	-	165,265
Total current liabilities	11,740,048	-	19,737	366,845	11,353,466

Total liabilities	26,711,721	1,223	242,302	1,269,130	25,199,066

Total equity and liabilities	42,765,275	6,058	919,206	1,196,926	40,643,085

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	31 December 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	31 December 2018 without Adoptions

Revenue	20,350,557	-	(18,132)	-	20,368,689
Revenue from financial services	941,918	-	308	-	941,610
Total revenue	21,292,475	-	(17,824)	-	21,310,299

Cost of revenue	(13,785,448)	-	(329,447)	51,098	(13,507,099)
Cost of revenue from financial services	(360,545)	-	-	-	(360,545)
Total cost of revenue	(14,145,993)	-	(329,447)	51,098	(13,867,644)

Gross profit	6,565,109	-	(347,579)	51,098	6,861,590
Gross profit from financial services	581,373	-	308	-	581,065
Total gross profit	7,146,482	-	(347,271)	51,098	7,442,655

Other income	241,435	-	-	35,012	206,423
Selling and marketing expenses	(1,626,714)	141,527	523,210	51,208	(2,342,659)
Administrative expenses	(673,370)	225,778	-	50,724	(949,872)
Net impairment losses on financial and contract assets	(346,390)	(346,390)	-	-	-
Other expenses	(381,582)	-	-	(44,431)	(337,151)
Operating profit	4,359,861	20,915	175,939	143,611	4,019,396

Finance income	1,932,133	-	-	892	1,931,241
Finance costs	(3,619,091)	(14)	-	(230,663)	(3,388,414)
Net finance costs	(1,686,958)	(14)	-	(229,771)	(1,457,173)

Share of profit of equity accounted investees	(87)	-	-	-	(87)
Profit before income tax	2,672,816	20,901	175,939	(86,160)	2,562,136

Income tax expense	(495,481)	(4,764)	(38,015)	14,696	(467,398)
Profit for the period	2,177,335	16,137	137,924	(71,464)	2,094,738

Profit for the year is attributable to:
Owners of the Company	2,021,065	16,137	137,924	(71,464)	1,938,468
Non-controlling interests (*)	156,270	-	-	-	156,270
Total	2,177,335	16,137	137,924	(71,464)	2,094,738

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.93	0.01	0.06	(0.03)	0.89

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements (continued)

IFRS 9 Financial Instruments – Impact of adoption

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The Group has taken advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at 1 January 2018.

The adoption of IFRS 9 Financial Instruments from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the consolidated financial statements as stated below:

The total impact on the Group’s retained earnings as at 1 January 2018 is as follows:

1 January 2018
Retained Earnings Opening – 31 December 2017	11,312,276
Increase in provision for receivables from financial services	(52,951)
Increase in provision for other financial assets	38,384
Deferred tax effect	3,419
Total impact of adoption in accordance with IFRS 9	(11,148)
Retained Earnings Opening – 1 January 2018 (Including IFRS 9- excluding IFRS 15)	11,301,128

On the date of initial application, 1 January 2018, the financial instruments of the Company were as follows, with any reclassifications noted;

Non-current financial assets	Original (IAS 39)	New (IFRS 9)	Original	New	Difference
Trade receivables	Amortized cost	Amortized cost	155,634	154,392	(1,242)
Receivables from financial services	Amortized cost	Amortized cost	1,297,597	1,297,597	-
Held to maturity investments	Held to maturity	Amortized cost	654	654	-

Current financial assets
Trade receivables	Amortized cost	Amortized cost	2,848,572	2,888,862	40,290
Due from related parties	Amortized cost	Amortized cost	5,299	5,522	223
Receivables from financial services	Amortized cost	Amortized cost	2,950,523	2,897,572	(52,951)
Derivatives	FVPL	FVPL	981,396	981,396	-
Cash and cash equivalents	Amortized cost	Amortized cost	4,712,333	4,711,452	(881)
Held to maturity investments	Held to maturity	Amortized cost	11,338	11,332	(6)

Current financial liabilities
Derivatives	FVPL	FVPL	110,108	110,108	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements (continued)

IFRS 9 Financial Instruments – Impact of adoption (continued)

Impairment of financial assets
The group recognizes impairment charges for financial assets that are subject to the expected credit loss model in accordance with IFRS 9 as below:

• Trade receivables resulting from operations
• Financial services receivables
• Cash and cash equivalents
• Financial investments
• Other receivables
• Other assets

Financial services receivables

On 1 January 2018, credit risks were assessed for these loans in accordance with the impairment methodology and TL (52,951) has been recognized under retained earnings.

The reconciliation of impairment provision and opening balances for financial services receivables as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	72,992
Amounts restated through opening retained earnings	52,951
At 1 January 2018 (calculated under IFRS 9)	125,943
Current year provision at profit or loss statement – IFRS 9	190,509
Current year provision at profit or loss statement if IAS 39 was applied	202,998

Other financial assets
The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for its financial assets comprising of trade receivables and contract assets.

The reconciliation of impairment provision and opening balances for other financial assets as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	705,440
Amounts restated through opening retained earnings	(38,384)
At 1 January 2018 (calculated under IFRS 9)	667,056
Current year provision at profit or loss statement-IFRS 9	418,799
Current year provision at profit or loss statement if IAS 39 was applied	427,211

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements (continued)

IFRS 15 Revenue from Contracts with Customers – Impact of adoption

The Group adopted the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15 as at 1 January 2018 to retained earnings and not restate prior years.

The impact of adoption of IFRS 15, “Revenue from contracts with customers” on retained earnings as of
1 January 2018 is stated as below:
1 January 2018
Retained earnings 1 January 2018 - (including IFRS 9 effects-excluding IFRS 15 effects)	11,301,128
Recognition of asset for subscriber acquisition cost	830,011
Decrease in current assets and non-current assets	(132,920)
Deferred tax effect	(144,632)
Other	(22,437)
Adjustment to retained earnings from adoption of IFRS 15	530,022

Opening retained earnings 1 January 2018 - (including IFRS 9 and IFRS 15 effects)	11,831,150

Contract costs capitalized prior to IFRS 15 have been classified under prepaid expenses. As of 1 January 2018, contract costs amounting to 156,879 TL has been classified from prepaid expenses to intangible assets.
Details of contract costs and related accumulated depreciation for the period 1 January - 31 December 2018 has been disclosed under Note 12.

IFRS 16 Leases – Impact of adoption

Details of adoption on IFRS16 for the period 1 January - 31 December 2018 has been disclosed under Note 15.

The Group early adopted IFRS 16 with a date of initial application of 1 January 2018.

The Group adopted IFRS 16 using modified retrospective approach - option 2 application under which the cumulative effect of initially applying the Standard recognised at the date of initial application at 1 January 2018.

The amount of TL 542,179 of the right to use of the asset is attributable to the classification of the prepaid lease expenses accounted for under prepaid expenses before the application of IFRS 16.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements (continued)

IFRS 16 Leases – Impact of adoption (continued)

On transition to IFRS 16, the Group elected to apply practical expedient to grandfather the assessment of which transitions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2018.

On transition the Group did not elect to apply recognition exemption for short-term leases by class of underlying assets and leases for low-value items which shall be applied lease-by-lease basis on both transition and subsequently.

As a lessee, the Group previously classified leases as operating and finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. At transition lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate at 1 January 2018. The Group measured right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments under IFRS 16 modified retrospective approach option 2 application and used the following practical expedients;

-	Group applied a single discount rate to a portfolio of leases with similar characteristics

-	Adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application

-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application

Used hindsight when determining the lease term when the contract contains options to renew or terminate the lease.

ii)	Standards, amendments and interpretations applicable as at 31 December 2018

-
Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periodsbeginning on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

ii)	Standards, amendments and interpretations applicable as at 31 December 2018 (continued)

-
Amendments to IFRS 4, ‘Insurance contracts’ regarding the implementation of IFRS 9, ‘Financial Instruments’; effective from annual periods beginning on or after 1 January 2018. These amendments introduce two approaches: an overlay approach and a deferral approach. The amended standard will:

-
give all companies that issue insurance contracts the option to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and

-
give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments standard IAS 39.

-
Amendment to IAS 40, ‘Investment property’ relating to transfers of investment property; effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

-
Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions; effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

-	Annual improvements 2014-2016; effective from annual periods beginning on or after 1 January 2018. These amendments impact 2 standards:

•	IFRS 1, ‘First time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19 and IFRS 10,
•	IAS 28, ‘Investments in associates and joint venture’ regarding measuring an associate or joint venture at fair value.
IFRIC 22, ‘Foreign currency transactions and advance consideration’; effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2018

-
Amendment to IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2019. This amendment confirm that when a financial liability measured at amortised cost is modified without this resulting in de-recognition, a gain or loss should be recognised immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

-
Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

-
IFRIC 23, ‘Uncertainty over income tax treatments’; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

-
IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2021. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation and summary of significant accounting policies (continued)

(ae)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2018 (continued)

-	Annual improvements 2015-2017; effective from annual periods beginning on or after 1 January 2019. These amendments include minor changes to:

•	IFRS 3, ‘Business combinations’, – a company remeasures its previously held interest in a joint operation when it obtains control of the business.
•	IFRS 11, ‘Joint arrangements’, – a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
•	IAS 12, ‘Income taxes’ – a company accounts for all income tax consequences of dividend payments in the same way.
•	IAS 23, ‘Borrowing costs’ – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

-	Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:

•	use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and
•
recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

-
Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs:

-	i) use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting;
-	ii) clarify the explanation of the definition of material; and
-	iii) incorporate some of the guidance in IAS 1 about immaterial information.

-
Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.

The Company does not expected material impact of new standards and interpretations on Company’s accounting policies.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group’s risk management is carried out by a central treasury department (“Group Treasury) under policies approved by the Audit Committee. Group Treasury identifies, evaluates and manages financial risks in close co-operation with the Group’s operating units. The Audit Committee provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. In addition, Risk Early Detection Committee was established in accordance with the New Turkish Commercial Code effective from 1 July 2012.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through profit or loss , derivative financial instruments, trade receivables, receivables from financial services, due from related parties and other assets (Note 35).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings (Note 19).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables.

This allowance comprise of the general provision which is determined based on a loss event. Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are executed with local and international counterparties with whom the Group has signed international agreements and which have sound credit ratings.

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2018, guarantees of TL 4,988,580 were outstanding (31 December 2017: TL 3,720,954).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Financial risk management (continued)

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held deposits at call of TL 587,007 (2017: TL 603,553) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group’s liquidity reserve (Note 35) and cash and cash equivalents (Note 24) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currency in order to manage foreign exchange risk. In additional, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and as of 1 July 2018 the Company applies hedge accounting.

Foreign exchange risk arising from the net assets of the subsidiary Fintur is not managed by the Group.

Details of Company’s foreign exchange risk is disclosed in Note 35.

(ii)	Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short term and long term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury’s policies approved by the Audit Committee, which provide written principles on the use of derivatives.

The Group’s borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 35) and to that extent are also exposed to the risk of future changes in market interest rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information

The Group has two reportable segments in accordance with its integrated communication and technology services strategy - Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lificell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş.(“ Turkcell Finansman”), Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”), Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”), Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.(“Türkiye’nin Otomobili”) and Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Total segment revenue	18,265,777	15,450,136	1,456,980	1,067,078	1,933,831	1,187,454	(364,113)	(72,604)	21,292,475	17,632,064
Inter-segment revenue	(42,344)	(31,690)	(69,657)	(40,897)	(252,112)	(17)	364,113	72,604	-	-
Revenues from external customers	18,223,433	15,418,446	1,387,323	1,026,181	1,681,719	1,187,437	-	-	21,292,475	17,632,064
Adjusted EBITDA	7,534,291	5,593,837	612,697	263,962	665,470	374,314	(24,476)	(3,859)	8,787,982	6,228,254
Bad debt expense	(248,171)	49,468	(4,088)	(6,070)	(94,131)	(79,676)	-	-	(346,390)	(36,278)

	Turkcell Turkey		Turkcell International		All other segments		Intersegment eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Total segment revenue	15,450,136	12,787,592	1,067,078	874,692	1,187,454	661,923	(72,604)	(38,646)	17,632,064	14,285,561
Inter-segment revenue	(31,690)	(19,680)	(40,897)	(18,964)	(17)	(2)	72,604	38,646	-	-
Revenues from external customers	15,418,446	12,767,912	1,026,181	855,728	1,187,437	661,921	-	-	17,632,064	14,285,561
Adjusted EBITDA	5,593,837	4,160,861	263,962	235,348	374,314	222,849	(3,859)	451	6,228,254	4,619,509
Bad debt expense	49,468	(195,472)	(6,070)	(5,956)	(79,676)	(9,956)	-	-	(36,278)	(211,384)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.	Segment information (continued)

	2018	2017	2016

Profit for the period	2,177,335	2,037,759	1,543,803
Add(Less):

Profit/(loss) from discontinued operations	-	-	42,164

Profit from continuing operations	2,177,335	2,037,759	1,585,967
Income tax expense	495,481	571,758	423,160
Finance income	(1,932,133)	(818,436)	(961,642)
Finance costs	3,619,091	1,141,302	1,134,441
Other income	(241,435)	(74,438)	(78,569)
Other expenses	381,582	773,329	312,801
Depreciation and amortization	4,287,974	2,596,980	2,203,351
Share of loss of equity accounted investees	87	-	-
Consolidated adjusted EBITDA	8,787,982	6,228,254	4,619,509

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2018	2017	2016
Revenues
Turkey	19,636,682	16,431,863	13,321,503
Ukraine	923,181	664,643	573,951
Belarus	293,181	209,884	149,005
Azerbaijan	268,471	174,021	108,329
Turkish Republic of Northern Cyprus	169,014	148,637	129,785
Germany	1,580	3,016	2,988
Netherlands	366	-	-
	21,292,475	17,632,064	14,285,561

Non-current assets	31 December 2018	31 December 2017
Turkey	21,037,351	18,098,228
Ukraine	2,751,277	1,408,783
Belarus	293,622	141,802
Turkish Republic of Northern Cyprus	177,380	138,371
Azerbaijan	-	13,663
Unallocated non-current assets	168,536	112,516
	24.428.166	19,913,363

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue

	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Telecommunication services	16,752,587	14,236,174	1,281,595	952,246	-	-	56,485	72,604	17,977,697	15,115,816
Equipment revenues	1,337,495	1,089,699	101,350	69,801	-	-	-	-	1,438,845	1,159,500
Revenue from financial services	-	-	-	-	941,918	605,663	-	-	941,918	605,663
Call center revenues	-	-	9,763	7,706	211,195	224,973	17,786	-	203,172	232,679
Commission fees on betting business	-	-	-	-	200,315	181,886	-	-	200,315	181,886
Revenue from betting business	-	-	-	-	268,470	174,021	-	-	268,470	174,021
Other	175,695	124,263	64,272	37,325	311,933	911	289,842	-	262,058	162,499
Total	18,265,777	15,450,136	1,456,980	1,067,078	1,933,831	1,187,454	364,113	72,604	21,292,475	17,632,064

	Turkcell Turkey		Turkcell International		Other			Intersegment eliminations			Consolidated
	2017	2016	2017	2016	2017	2016		2017		2016	2017	2016

Telecommunication services	14,236,174	12,126,395	952,246	796,225	-		-		72,604	38,646	15,115,816	12,883,974
Equipment revenues	1,089,699	579,820	69,801	44,532	-		-		-	-	1,159,500	624,352
Revenue from financial services	-	-	-	-	605,663		184,698		-	-	605,663	184,698
Call center revenues	-	-	7,706	7,084	224,973		191,480		-	-	232,679	198,564
Commission fees on betting business	-	-	-	-	181,886		176,167		-	-	181,886	176,167
Revenue from betting business	-	-	-	-	174,021		108,329		-	-	174,021	108,329
Other	124,263	81,377	37,325	26,851	911		1,249		-	-	162,499	109,477
Total	15,450,136	12,787,592	1,067,078	874,692	1,187,454		661,923		72,604	38,646	17,632,064	14,285,561

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

5.	Revenue (continued)

	2018
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	16,752,587	1,281,595	-	56,485	17,977,697
At a point in time	267,329	-	-	7,493	259,836
Over time	16,485,258	1,281,595	-	48,992	17,717,861
Equipment Related	1,337,495	101,350	-	-	1,438,845
At a point in time	1,330,808	101,350	-	-	1,432,158
Over time	6,687	-	-	-	6,687
Call Center	-	9,763	211,195	17,786	203,172
At a point in time	-	-	-	-	-
Over time	-	9,763	211,195	17,786	203,172
Commision fees on betting business	-	-	200,315	-	200,315
At a point in time	-	-	-	-	-
Over time	-	-	200,315	-	200,315
Revenue from betting business	-	-	268,470	-	268,470
At a point in time	-	-	-	-	-
Over time	-	-	268,470	-	268,470
Revenue from financial operations	-	-	941,918	-	941,918
At a point in time	-	-	38,955	-	38,955
Over time	-	-	902,963	-	902,963
All other segments	175,695	64,272	311,933	289,842	262,058
At a point in time	12,211	8,556	7,576	-	28,343
Over time	163,484	55,716	304,357	289,842	233,715
Total	18,265,777	1,456,980	1,933,831	364,113	21,292,475
At a point in time	1,610,348	109,906	46,531	7,493	1,759,292
Over time	16,655,429	1,347,074	1,887,300	356,620	19,533,183

6.	Other income and expense

Other income amounted to TL 241,435, TL 74,438 and TL 78,569 for the years ended 31 December 2018, 2017 and 2016, respectively.

Other expenses amounted to TL 381,582, TL 773,329 and TL 312,801 for years ended 31 December 2018, 2017 and 2016, respectively.

Other income for the years ended 31 December 2018 mainly consist of reversal of legal provisions, gain on sale of investments and fixed assets and gain on modification of lease contract .

Other income for the years ended 31 December 2017 and 2016 mainly consist of gain on sale of fixed assets and reversal of legal provisions (Note 37).

Other expenses for the year ended 31 December 2018 mainly consist of donations and litigation expenses, loss on modification of lease contract.

Other income for the year ended 31 December 2017 and 2016 mainly consist of donations and litigation expenses (Note 37).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

7.	Employee benefit expenses

	2018	2017	2016
Wages and salaries (*)	2,030,641	1,746,147	1,450,262
Employee termination benefits (**)	29,140	32,862	32,977
Defined contribution plans	9,361	8,107	7,722
	2,069,142	1,787,116	1,490,961

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of employee termination benefits for the years ended 31 December 2018, 2017 and 2016 amounting to TL (12,699), TL 3,738 and TL 34,532 respectively are reflected in other comprehensive income.

8.	Finance income and costs

Recognized in the statement of profit or loss:

	2018	2017	2016
Fair value gains on derivative financial instruments and interest	654,933	317,542	282,408
Cash flow hedges – reclassified to profit or loss	568,370	-	-
Interest income on bank deposits	395,045	278,599	158,206
Interest income on financial assets measured at amortized cost	204,191	185,004	445,943
Credit finance income	50,828	36,186	74,522
Other	58,766	1,105	563
Finance income	1,932,133	818,436	961,642

Net foreign exchange losses	(2,695,045)	(718,501)	(782,463)
Interest expenses for financial liabilities measured at amortized cost	(807,120)	(385,386)	(343,290)
Late payment interest expense	-	(29,115)	-
Other	(116,926)	(8,300)	(8,688)
Finance costs	(3,619,091)	(1,141,302)	(1,134,441)
Net finance costs	(1,686,958)	(322,866)	(172,799)

Finance incomes for the years ended 31 December 2018, 2017 and 2016 are mainly attributable to interest income on contracted handset sales, changes in fair value of derivative financial instruments, interest income on bank deposits and cash flow hedge.

Foreign exchange losses mainly include foreign exchange losses on borrowings and bonds issued amounting to TL 2,378,910 and TL 1,335,308 as of 31 December 2018.

Finance costs for year ended 31 December 2018 and 2017 mainly attributable to the financing costs of borrowings, foreign exchange losses from operating and financing activities.

Finance costs for year ended 2016 is mainly attributable to the financing costs of borrowings, 4.5G license fees payable, foreign exchange losses of Belarusian Telecom operating in Belarus and foreign exchange losses of lifecell operating in Ukraine.

Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses incurred in the foreign operations’ individual financial statements which have been recognized directly in equity under foreign currency translation reserve in the consolidated financial statements in accordance with the accounting policy for net investment in foreign operations as disclosed in Note 2c.

TURKCELL ILETISIM HIZMETLERI AS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense

	2018	2017	2016

Current income tax expense	(654,953)	(437,967)	(200,663)
Deferred income tax (expense)/credit	159,472	(133,791)	(222,497)
Total income tax expense	(495,481)	(571,758)	(423,160)

Income tax expense is attributable to profit from continuing operations.

Income tax relating to each component of other comprehensive income 2018	Before tax	Tax (expense)/ credit	Net of tax
Foreign currency translation differences	850,188	(226,667)	623,521
Change in cash flow hedge reserve	19,156	(4,214)	14,942
Change in cost of hedging reserve	(347,602)	76,472	(271,130)
Remeasurements of employee termination benefits	12,699	(2,794)	9,905
	534,441	(157,203)	377,238

2017
Foreign currency translation differences	100,149	(107,299)	(7,150)
Remeasurements of employee termination benefits	(3,738)	748	(2,990)
	96,411	(106,551)	(10,140)

2016
Foreign currency translation differences	218,472	(87,381)	131,091
Remeasurements of employee termination benefits	(34,532)	7,066	(27,466)
	183,940	(80,315)	103,625

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

Reconciliation of income tax expense
	2018	2017	2016
Profit from continuing operations before income tax expense	2,672,816	2,609,517	2,009,127
(Loss) from discontinued operations before income tax expense	-	-	(42,164)
Profit before income tax expense	2,672,816	2,609,517	1,966,963

Tax at the Turkey’s tax rate	(588,020)	(521,903)	(393,393)
Difference in overseas tax rates	7,617	4,133	(15,935)
Effect of exemptions (*)	198,160	73,916	104,244
Effect of amounts which are not deductible	(91,778)	(102,102)	(78,571)
Tax exemption from subsidiary sale(**)	24,268	-	-
Utilization of previously unrecognized tax losses	-	-	1,253
Change in unrecognized deferred tax assets (***)	(50,551)	(41,340)	(30,616)
Adjustments for current tax of prior years	2,510	11,280	(8,176)
Tax effect of investment in
associate	-	-	-
Other	2,313	4,258	(1,966)
Total income tax expense	(495,481)	(571,758)	(423,160)

(*) Mainly comprises of research and development tax credit and the exemption effect of Fintur amounted to TL 76,164.

(**)The Group’s transfer of its total shareholding in Azerinteltek controlled by Inteltek to one of other shareholder of Azerinteltek, Baltech Investment LLC (Not 2)

(***) Mainly comprises of tax losses for which no deferred tax asset has been recognized.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income. On December 5, 2017, Turkey’s Law No. 7061 on the Amendment of Some Tax Laws and Some Other Laws, which was adopted on November 28, 2017, was published in the Official Gazette. The Law increases the corporate tax rate under the Corporate Tax Law, No. 5520, from the current 20% rate to 22% for tax years 2018, 2019, and 2020; the change took effect on the Law’s date of publication.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of until the 25th day of the forth month following the close of the accounting year to which they relate. Corporate tax payment is made until the end of the month in which the tax return is filed. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.	Income tax expense (continued)

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made these expenditures exclusively for new technology and information researches.

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 15% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax.

Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

75% of the profits arising from sale of affiliate shares, founders’ shares, redeemed shares and preemptive rights that are held by the corporations for at least two years are exempted from corporate tax. However, as of 5 December 2017, the date of the publication of the Law No. 7061, 50% part of the profits arising from the sale of the immovable properties that are included in assets of the corporations for two years are exempted from corporate tax. The exemption rate is 75% before this date. In order to benefit from these exemptions, profits must be recorded under a passive fund account in balance sheet and not withdrawn for 5 years. Also, the sale amounts must be received until the end of the second calendar year following the sale.

Pursuant to Article 10/13-h of Law No.7143 which was published in the Official Gazette dated 18 May 2018 and numbered 30425;

•	for the resident real persons and institutions,

-	Income from the sale of non-resident subsidiary shares,

-	Participation income from non-resident subsidiaries,

-	Commercial income through permanent establishment and permanent representatives abroad,

including those obtained until the date 31 October 2018, are exempted from income tax or corporation tax under condition that incomes are transferred from the effective date of Article until 31December 2018. In accordance with the President Decision dated 29 August 2018 and numbered 48, the terms of the Article has been extended for 6 months. In this way, including those obtained until the date 30 April 2019, income from the sale of non-resident subsidiary’s shares are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

• for the resident real persons and institutions, income from the liquidation of non-resident institutions are exempt from income tax or corporation tax under condition that incomes are transferred to Turkey until the date 31 December 2018. In accordance with the President Decision dated 29 August 2018 and numbered 48, the terms of the Article has been extended for 6 months. In this way, income from the liquidation of non-resident institutions are exempted from corporation tax under condition that incomes are transferred until 30 June 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2018, 2017 and 2016 is as follows:

Cost of revenue:

	2018	2017	2016
Depreciation and amortization	(4,287,974)	(2,596,980)	(2,203,351)
Treasury share	(1,884,556)	(1,669,807)	(1,491,503)
Interconnection and termination expenses	(1,763,414)	(1,607,079)	(1,420,233)
Employee benefit expenses	(1,202,485)	(1,046,544)	(859,143)
Cost of goods sold	(1,108,734)	(870,226)	(551,656)
Frequency expenses	(622,390)	(278,727)	(229,396)
Radio expenses	(508,884)	(844,941)	(828,222)
Cost of revenue from financial services (*)	(348,492)	(270,366)	(68,546)
Transmission expenses	(326,080)	(218,221)	(139,185)
Universal service fund	(256,454)	(221,431)	(192,045)
Roaming expenses	(226,806)	(177,258)	(128,429)
Billing and archiving expenses	(50,929)	(55,185)	(61,647)
Others	(1,558,795)	(1,493,409)	(1,063,251)
	(14,145,993)	(11,350,174)	(9,236,607)

(*)As at 31 December 2018, depreciation and amortization expenses includes depreciation and amortization expenses related to the financial services amounting to TL 12,053 (31 December 2017: TL 6,343; 31 December 2016: TL 1,677).

Selling and marketing expenses:

	2018	2017	2016
Selling expenses	(555,158)	(898,936)	(757,869)
Marketing expenses	(551,127)	(532,989)	(518,382)
Employee benefit expenses	(440,976)	(394,421)	(354,380)
Frequency usage fees related to prepaid subscribers (**)	-	(82,994)	(186,530)
Others	(79,453)	(96,080)	(93,786)
	(1,626,714)	(2,005,420)	(1,910,947)

(**) As of 31 December 2018, Frequency usage fees related to prepaid subscribers are shown under net impairment losses on financial and contract assets according to IFRS 9.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Expenses by nature (continued)

Administrative expenses:

	2018	2017	2016
Employee benefit expenses	(425,681)	(346,151)	(277,438)
Travel and entertainment expenses	(38,406)	(30,957)	(18,913)
Consultancy expenses	(38,252)	(50,247)	(54,315)
Collection expenses	(37,525)	(20,415)	(20,827)
Maintenance and repair expenses	(26,867)	(24,342)	(20,315)
Rent expenses	-	(36,280)	(30,314)
Net impairment expense recognized on receivables	-	(36,278)	(211,384)
Other	(106,639)	(100,526)	(88,343)
	(673,370)	(645,196)	(721,849)

Net impairment losses on financial and contract assets:

	2018	2017
Net impairment losses on financial and contract assets	(346,390)	-
	(346,390)	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment

Cost	Balance as at 1 January 2018	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Disposal of subsidiary	Effects of movements in exchange rates	Transfer to investment property	Balance as at 31 December 2018
Network infrastructure (All operational)	15,480,128	650,610	(232,888)	2,270,262	-	(15,081)	979,247	-	19,132,278
Land and buildings	786,058	28,828	(2,535)	156,540	-	-	6,831	(45,821)	929,901
Equipment, fixtures and fittings	728,202	59,311	(15,827)	10,712	-	(4,041)	25,143	-	803,500
Motor vehicles	37,216	3,121	(775)	-	-	(1,400)	1,944	-	40,106
Leasehold improvements	314,867	5,998	(547)	3,123	-	(1,639)	5,690	-	327,492
Construction in progress	672,294	2,260,360	(670)	(2,448,448)	(10,744)	-	39,295	-	512,087
Total	18,018,765	3,008,228	(253,242)	(7,811)	(10,744)	(22,161)	1,058,150	(45,821)	21,745,364

Accumulated depreciation
Network infrastructure (All operational)	7,326,559	1,693,374	(218,894)	-	23,568	(6,887)	628,497	-	9,446,217
Land and buildings	209,918	50,514	(274)	-	9	-	4,686	(25,765)	239,088
Equipment, fixtures and fittings	539,827	77,694	(10,839)	-	49	(2,694)	29,470	-	633,507
Motor vehicles	31,306	2,637	(712)	-	-	(918)	1,917	-	34,230
Leasehold improvements	245,747	30,233	(547)	-	12	(1,639)	2,200	-	276,006
Total	8,353,357	1,854,452	(231,266)	-	23,638	(12,138)	666,770	(25,765)	10,629,048

Net book amount	9,665,408	1,153,776	(21,976)	(7,811)	(34,382)	(10,023)	391,380	(20,056)	11,116,316

Depreciation expenses for the years ended 31 December 2018, 2017 and 2016 amounting to TL 1,888,834, TL 1,499,242 and TL 1,278,009, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on property, plant and equipment for the years ended 31 December 2018, 2017 and 2016 are TL 34,382, TL 39,721 and TL 43,198, respectively and are recognized in depreciation expenses.

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 6.8%, 10.0% and 9.9%, TL 75,054 and TL 66,513 and TL 76,899 for the years ended 31 December 2017, 2016 and 2015 respectively.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments.

The network infrastructure mainly consists of mobile and fixed network infrastructure investments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Property, plant and equipment (continued)

Cost	Balance as at 1 January 2017	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Transfer from investment property	Balance as at 31 December 2017
Network infrastructure (All operational)	13,897,308	574,301	(1,009,922)	1,907,022	-	111,419	-	15,480,128
Land and buildings	519,702	162,206	(1,340)	39,130	-	1,766	64,594	786,058
Equipment, fixtures and fittings	617,732	117,087	(10,854)	2,209	-	2,028	-	728,202
Motor vehicles	34,136	4,415	(1,719)	-	-	384	-	37,216
Leasehold improvements	311,761	7,400	(5,041)	486	-	261	-	314,867
Construction in progress	566,523	2,063,329	-	(1,949,000)	(14,535)	5,977	-	672,294
Total	15,947,162	2,928,738	(1,028,876)	(153)	(14,535)	121,835	64,594	18,018,765

Accumulated depreciation
Network infrastructure (All operational)	6,843,580	1,353,419	(990,719)	-	23,589	96,690	-	7,326,559
Land and buildings	159,351	26,295	(221)	-	1,482	645	22,366	209,918
Equipment, fixtures and fittings	497,606	48,393	(8,202)	-	115	1,915	-	539,827
Motor vehicles	30,252	2,276	(1,642)	-	-	420	-	31,306
Leasehold improvements	220,668	29,138	(4,417)	-	-	358	-	245,747
Total	7,751,457	1,459,521	(1,005,201)	-	25,186	100,028	22,366	8,353,357

Net book amount	8,195,705	1,469,217	(23,675)	(153)	(39,721)	21,807	42,228	9,665,408

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets

Turkcell - 2G License

On 27 April 1998, the Company was granted a 25-year GSM license (the “2G License”) for a consideration of USD 500,000, the carrying amount of the 2G license is TL 195,425 at 31 December 2018 (31 December 2017: TL 241,407) and it is amortized over 25 years.

Turkcell - 3G License

On 30 April 2009, the Company signed a license agreement (the “3G License”) with the ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A-type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for 20 years starting from 30 April 2009. The carrying amount of the 3G License is TL 397,543 at 31 December 2018 (31 December 2017: TL 436,014) and it is amortized over 25 years.

Turkcell - 4.5G License

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the Information Technologies and Communication Authority and the Company was granted a total frequency band of 172.4M Hz for 13 years for a consideration of EUR 1,623,460 (excluding VAT).

IMT authorization period expires on 30 April 2029 and operators commenced service delivery for 4.5G from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The carrying amount of the 4.5G License is TL 4,125,743 at 31 December 2018 (31 December 2017: TL 4,528,254).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2018	Impact of IFRS 15 adaption	Additions	Disposals	Transfers	Impairment	Disposal of subsidiary	Effects of movements in exchange rates	Balance at 31 December 2018
Telecommunication licenses	8,139,628	-	6,394	(220,986)	466,379	-	-	331,583	8,722,998
Computer software	7,117,116	-	1,175,040	(4,822)	159,453	-	(18,370)	110,621	8,539,038
Transmission line software	71,820	-	1,319	-	-	-	-	-	73,139
Central betting system operating right	11,981	-	-	-	-	-	-	-	11,981
Indefeasible right of usage	112,556	-	5,062	-	-	-	-	-	117,618
Brand name	7,040	-	-	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	-	-	32,834
Subscriber acquisition cost	-	1,431,901	583,809	-	-	-	-	18,343	2,034,053
Other	42,749	-	7,473	(37)	11	-	(191)	-	50,005
Construction in progress	127,637	-	485,815	-	(618,032)	-	-	22,587	18,007
Total	15,678,873	1,431,901	2,264,912	(225,845)	7,811	-	(18,561)	483,134	19,622,225

Accumulated amortization
Telecommunication licenses	2,419,230	-	533,311	(184,582)	-	-	-	180,276	2,948,235
Computer software	4,770,880	-	663,967	(3,071)	-	3,232	(12,793)	59,680	5,481,895
Transmission line software	62,468	-	4,549	-	-	-	-	-	67,017
Central betting system operating right	11,491	-	583	-	-	-	-	-	12,074
Indefeasible right of usage	23,274	-	8,581	-	-	-	-	-	31,855
Brand name	6,512	-	528	-	-	-	-	-	7,040
Customer base	11,774	-	437	-	-	-	-	-	12,211
Subscriber acquisition cost	-	601,890	360,232	-	-	-	-	12,078	974,200
Other	32,834	-	4,899	(31)	-	-	(176)	-	37,526
Total	7,338,463	601,890	1,577,087	(187,684)	-	3,232	(12,969)	252,034	9,572,053

Net book amount	8,340,410	830,011	687,825	(38,161)	7,811	(3,232)	(5,592)	231,100	10,050,172

Amortization expenses for the years ended 31 December 2018, 2017 and 2016 amounting to TL 1,580,319, TL 1,095,401and TL 921,812, respectively include impairment losses and are recognized in cost of revenue.

Impairment losses on intangible assets for the years ended 31 December 2018, 2017 and 2016 are TL 3,232, TL 1,986 and TL 3,181 respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 171,442 for the year ended 31 December 2018 (31 December 2017: TL 124,504). The amortization expenses related to capitalized software development costs for the years ended 31 December 2018, 2017 and 2016 amounting to TL 40,934, TL 37,532 and TL 30,148, respectively are recognized in cost of revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Intangible assets (continued)

Cost	Balance at 1 January 2017	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2017
Telecommunication licenses	8,039,431	10,154	-	69,945	-	20,098	8,139,628
Computer software	6,076,405	470,457	(8,624)	569,153	-	9,725	7,117,116
Transmission line software	71,602	218	-	-	-	-	71,820
Central betting system operating right	11,981	-	-	-	-	-	11,981
Indefeasible right of usage	46,017	66,539	-	-	-	-	112,556
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	38,321	5,016	-	(588)	-	-	42,749
Construction in progress	142,875	620,463	-	(638,357)	-	2,656	127,637
Total	14,482,018	1,172,847	(8,624)	153	-	32,479	15,678,873

Accumulated amortization
Telecommunication licenses	1,878,895	537,162	-	-	-	3,173	2,419,230
Computer software	4,237,996	537,805	(8,120)	-	1,219	1,980	4,770,880
Transmission line software	58,203	3,498	-	-	767	-	62,468
Central betting system operating right	10,588	903	-	-	-	-	11,491
Indefeasible right of usage	18,785	4,489	-	-	-	-	23,274
Brand name	5,808	704	-	-	-	-	6,512
Customer base	11,286	488	-	-	-	-	11,774
Other	24,468	8,366	-	-	-	-	32,834
Total	6,246,029	1,093,415	(8,120)	-	1,986	5,153	7,338,463

Net book amount	8,235,989	79,432	(504)	153	(1,986)	27,326	8,340,410

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets

The Group’s cash-generating units (CGUs) are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the CGU is estimated. The recoverable amount of the CGU is its fair value less cost of disposal. Ukraine and Belarus CGUs were tested for impairment at 31 December 2018. None of these CGUs contains goodwill or an intangible asset with an indefinite useful life.

lifecell

At 31 December 2018, impairment of Ukraine CGU was tested using the assumption that lifecell was the CGU.

The recoverable amount of lifecell is determined based on fair value less cost of disposal calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a six-year period. Cash flows beyond the six-year period are extrapolated using the estimated growth rate.

Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2017: +0.5%/-0.5%).

The assumptions used in recoverable amount calculations of lifecell for the year 2018 and 2017 were respectively:

A post-tax WACC rate of 27.0% for the period from 2019 to 2024, a post-tax WACC rate of 26.3% for the period after 2024 and a terminal growth rate of 5.3% were used to extrapolate cash flows beyond the 6-year forecasts period based on the business plans.

A post-tax WACC rate of 26.5% for the period from 2018 to 2022, a post-tax WACC rate of 25.9% for the period after 2022 and a terminal growth rate of 6.0% were used to extrapolate cash flows beyond the 6-year forecasts period based on the business plans.

As the recoverable amount of lifecell was higher than its carrying amount, no impairment charge was recognized.

Belarusian Telecom

The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was impaired at 31 December 2011. The cumulative impairment loss recognized in the statement of profit or loss is TL 228,774.

At 31 December 2018, impairment of Belarus CGU was tested using the assumption that Belarusian Telecom was the CGU.

The recoverable amount of Belarusian Telecom is determined based on fair value less cost of disposal calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rate.

Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2017: +0.5%/-0.5%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Impairment of assets (continued)

The assumptions used in recoverable amount calculations of Belarusian Telecom for the year 2018 and 2017 were respectively:

A post-tax WACC rate of 22.8% for the period from 2019 to 2024, a post-tax WACC rate of 22.4% for the period after 2024, and a terminal growth rate of 5.0% were used to extrapolate cash flows beyond the 6-year forecast period based on the business plan.

A post-tax WACC rate of 25.4% for the period from 2018 to 2022, a post-tax WACC rate of 24.9% for the period after 2022, and a terminal growth rate of 8.0% were used to extrapolate cash flows beyond the 5-year forecast period based on the business plan.

As the recoverable amount of Belarusian Telecom was higher than its carrying amount, no impairment charge was recognized.

Turkcell Superonline

As at 31 December 2018, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is TL 32,834 (31 December 2017: TL 32,834). No impairment test was performed for goodwill allocated to Turkcell Superonline on the grounds of materiality.

14.	Investment properties

	31 December 2018	31 December 2017
Cost Opening balance	99,938	165,472
Disposal	-	(940)
Transfer to property, plant and equipment (*)	45,821	(64,594)
Closing balance	145,759	99,938

Accumulated depreciation
Opening balance	(98,958)	(119,202)
Transfer to property, plant and equipment	(25,765)	22,366
Depreciation and impairment charges
during the year	(5,611)	(2,337)
Disposal	-	215
Other	-	-
Closing balance	(130,334)	(98,958)

Net book amount	15,425	980

(*) During the year ended 31 December 2017, the Group transferred its building located in Istanbul, Tepebası from investment properties to property, plant and equipment due to the change in purpose of use.

Determination of the fair values of the Group’s investment properties

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkey, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: direct capitalization approach and income capitalization approach, replacement cost approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Investment properties (continued)

Rent income from investment properties during the year ended 31 December 2018 is TL 3,092 (31 December 2017: TL 2,821 and 31 December 2016: TL 2,317). There is no direct operating expense for investment properties during the year ended 31 December 2018 (31 December 2017: TL 22 and 31 December 2016: TL 22).

The Group’s investment properties and their fair values at 31 December 2018 and 2017 are as follows:

31 December 2018	Level 1	Level 2	Level 3	Valuation Method

Investment properties in Gebze	-	-	17,960	Income capitalization approach

Investment properties in Ankara	-	-	15,915	Market approach

Investment properties in Istanbul	-	-	13,800	Market approach

Investment properties in Aydın	-	-	2,110	Market approach
	-	-	49,785

31 December 2017	Level 1	Level 2	Level 3	Valuation Method

Investment properties in Izmir	-	-	52,110	Replacement cost approach

Investment properties in Gebze	-	-	16,690	Income capitalization approach

Investment properties in Ankara	-	-	15,160	Market approach

Investment properties in Istanbul	-	-	13,000	Market approach

Investment properties in Adana	-	-	3,150	Replacement cost approach

Investment properties in Balıkesir	-	-	3,112	Replacement cost approach

Other investment properties	-	-	3,970	Replacement cost approach

Other investment properties	-	-	2,146	Market approach
	-	-	109,338

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Investment properties (continued)

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

Fair values of the investment properties determined based on the “direct capitalization” approach will increase/(decrease) significantly, when there is a significant decrease/ (increase) in capitalization rate and a significant increase/(decrease) in current market rentals. Capitalization rate is calculated by dividing comparable properties’ annual net operating income by the selling price of the respective properties.

In the “income capitalization” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering the current market conditions will cause a significant increase/(decrease) in the fair value.

In the “replacement cost approach”, a significant increase/(decrease) of construction costs and miscellaneous costs of any similar properties in the market will cause a significant increase/(decrease) in the fair value.

In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in the similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Right of use assets

As of 1 January 2018, The Company provided a right of use asset equal to the lease liability adjusted for prepaid or accrued rent payments. In accordance with this methodology, application of IFRS 16 does not have an impact on the Group’s retained earnings as of 1 January 2018.

Closing balances of right of use assets as of 1 January and 31 December 2018 and depreciation and amortization expenses for the years ended 31 December 2018 is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of way	License	Total	Total
Balance at 1 January	1,077,517	146,826	226,243	115,652	1,566,238	12,321	-	12,321	1,578,559
Depreciation and amortization charge for the year	(451,850)	(43,563)	(181,741)	(81,325)	(758,479)	(6,458)	(48,273)	(54,731)	(813,210)
Balance at 31 December	1,021,638	135,158	50,538	109,883	1,317,217	8,643	323,742	332,385	1,649,602

As at 31 December 2018, additions to right of use assets amount to TL 1,156,973 and interest expense on lease liabilities is TL 210,200.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Asset held for sale and discontinued operations

Disposal of Fintur

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell.

The delay during 2018 in the sales process was caused by events and circumstances beyond the Company’s control.

Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatırım Dış Ticaret A.Ş (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price of EUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously. The transaction has no impact on consolidated financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on 20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals. The transaction has no impact on consolidated financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

Fintur, has transferred its total shareholding in Kcell JSC to Kazakhtelecom JSC (“Kazakhtelecom”), established in Kazakhstan, a fixed line operator controlled by the government of the Republic of Kazakhstan through sovereign wealth fund Samruk-Kazyna for a total consideration of USD 302,571. The definitive agreement has been signed on 12 December 2018. The transfer of shares to Kazakhtelecom and the transfer of proceeds to Fintur were completed simultaneously on 21 December 2018.

The transaction has no impact on consolidated financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

The Company has signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). Transfer to Sonera Holding will be completed subsequent to obtainment of regulatory approvals, the value of transaction will be finalized on closing date of the transaction. Closing is expected in 2019.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Asset held for sale and discontinued operations (continued)

The reconciliation of statement of profit or loss statement of Fintur is listed below (The financial statements are presented in USD);

1 January - 30 September 2016
Revenue	617,214
Cost of sales	(369,104)
Gross profit	248,110

Selling and marketing expenses	(69,983)
General and administrative expenses	(69,818)
Other operating (expenses), net	(31,258)
Operating profit	77,051

Finance (expense)/income, net	(61,203)
Profit before income tax	15,848

Total income tax	(30,947)
(Loss)/profit for period	(15,099)

Attributable to:
-owners of the parent	(28,695)
-non-controlling interests	13,596
(Loss)/profit for period	(15,099)

17.	Other non-current assets

	2018	2017
Advances given for property, plant and equipment	216,894	12,078
Prepaid expenses	89,603	197,431
Receivables from the Public Administration	72,848	72,848
Deposits and guarantees given	27,071	23,999
VAT receivable	2,318	4,429
Others	12,572	45,835
	421,306	356,620

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2018 and 2017 are attributable to the following:

	Assets		Liabilities		Net
	2018	2017	2018	2017	2018	2017
Property, plant and equipment and intangible assets (*)	106,128	41,903	(936,167)	(680,134)	(830,039)	(638,231)
Investment	32,926	32,926	-	-	32,926	32,926
Derivative instruments	15,380	1,492	(429,162)	(182,806)	(413,782)	(181,314)
Reserve for employee termination benefits and provisions	155,132	202,112	(45,581)	(64)	109,551	202,048
Asset classified as held for sale	-	-	-	(92,327)	-	(92,327)
Tax losses carried forward	224,179	-	-	-	224,179	-
Tax allowances	20,554	10,775	-	-	20,554	10,775
Other assets and liabilities (**)	248,251	545,968	(101,268)	(434,907)	146,983	111,061
Deferred tax assets/(liabilities)	802,550	835,176	(1,512,178)	(1,390,238)	(709,628)	(555,062)
Offsetting	(649,818)	(739,116)	649,818	739,116	-	-
Net deferred tax assets/(liabilities)	152,732	96,060	(862,360)	(651,122)	(709,628)	(555,062)

(*)The impact of adoption of IFRS 15, “Revenue from contracts with customers” is accounted under Property, plant and equipment and intangible assets (Not 2)

(**)Mainly comprises of loans and bonds’ deferred tax assets.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2018 and 2017 were as follows:

	2018	2017

Opening balance	(555,062)	(406,905)
IFRS 9 and 15 effects	(141,213)	-
Income statement charge	159,472	(133,791)
Tax charge relating to components of other comprehensive income	(157,203)	(6,449)
Prior year corporate tax base differences	(8,608)	(2,729)
Exchange differences	(7,014)	(5,188)
Closing balance, net	(709,628)	(555,062)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.	Deferred tax assets and liabilities (continued)

The Group did not recognise deferred income tax assets of TL 5,310,000 in respect of tax losses amounting to TL 972,730 that can be carried forward against future taxable income. The unused tax losses were mainly incurred by lifecell and Belarusian Telecom that are not likely to generate taxable income in the foreseeable future.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2019	808
2020	581
2021	646
2022	368,109
2023	172,264
2024	303,045
2025	1,023,650
2026	47,466
2027	488,572
2028	308,541
Indefinite	2,596,318
Total	5,310,000

19.	Trade receivables and accrued revenue

	31 December 2018	31 December 2017
Receivables from subscribers	1,634,427	1,369,948
Accounts and notes receivable	560,665	498,397
Undue assigned contracted receivables	271,306	347,596
Accrued revenue	-	632,631
Other	39,592	-
	2,505,990	2,848,572

Trade receivables are shown net of provision for impairment amounting to TL 738,181, at 31 December 2018 (31 December 2017: TL 705,213). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group’s exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 174,975 and TL 339,543 at 31 December 2018 and 2017, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly instalment is billed to the subscriber, that portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued revenue represents accrued revenue from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. The undue assigned contracted receivables related to handset campaigns, which will be billed after one year is presented under non-current trade receivable amounting to TL 115,001.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Receivables from financial services

	31 December 2018	31 December 2017
Current receivables from financial services	3,286,243	2,950,523
Non-current receivables from financial services	884,686	1,297,597
	4,170,929	4,248,120

Movements in provision for impairment of receivables from financial services are disclosed in Note 35.

Starting from 2016 the Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and does not recognize handset revenue since it is not acting as principal in the handset sale.

21.	Contract assets

Current contract assets:

	31 December 2018	31 December 2017
Contract assets	711,928	-
	711,928	-

Non-current contract assets:

	31 December 2018	31 December 2017
Contract assets	3,513	-
	3,513	-

The accrued revenue represents accrued revenue from subscribers. Due to the high volume of subscribers, there are different billing cycles. Accordingly, an accrual is made at the end of each reporting period to accrue revenue for services rendered but not billed. Contracted receivables related to handset campaigns, which will be billed after one year is presented under long term contract assets.

22.	Inventory

As of 31 December 2018 inventories amounting to TL 180,434 which consist of mainly mobile phone, modem, tablet, sim card and tower construction materials (31 December 2017: TL 104,102).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

23.	Other current assets

	31 December 2018	31 December 2017
Receivables from the Ministry of Transport and Infrastructure of Turkey	415,524	143,669
Restricted cash	204,077	183,806
Advances given to suppliers	92,715	55,754
Receivables from tax office	83,392	93,917
Prepaid expenses	79,149	322,388
VAT receivable	65,123	38,934
Subscriber acquisition costs	-	138,177
Special communication tax to be collected from subscribers	-	38,318
Other	151,532	145,642
	1,091,512	1,160,605

As at 31 December 2018, restricted cash amounting to TL 204,077 represents the deposits as guarantees in connection with the foreign currency loans utilized by Turkcell Finansman.

24.	Cash and cash equivalents

	31 December 2018	31 December 2017
Cash in hand	144	192

Banks	7,413,113	4,712,141
- Demand deposits	587,007	603,553
- Time deposits	6,826,106	4,108,588
Other cash and cash equivalents	5,982	-
Cash and cash equivalents	7,419,239	4,712,333

As at 31 December 2018, the average effective interest rates of TL, USD and EUR time deposits are 22.5%, 5.9% and 3.3% (31 December 2017: 14.3%, 5.8% and 2.2%) respectively.

As at 31 December 2018, average maturity of time deposits is 35 days (31 December 2017: 32 days).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Equity

Share capital

As at 31 December 2018, share capital represents 2,200,000,000 (31 December 2017: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Every holder of shares are entitled to receive dividends as declared and is entitled to one vote at a meeting in person or by proxy.

Companies with their shareholding percentage are as follows:

	31 December 2018		31 December 2017
	(%)	TL	(%)	TL
Turkcell Holding A.Ş. (“Turkcell Holding”)	51.00	1,122,000	51.00	1,122,000
Public Share	48.95	1,077,004	48.95	1,077,004
Other	0.05	996	0.05	996

Total	100.00	2,200,000	100.00	2,200,000
Inflation adjustment to share capital		(52,352)		(52,352)
Inflation adjusted capital		2,147,648		2,147,648

As at 31 December 2018, total number of shares pledged as security is 995,509 (2017: 995,509).

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

During 2018, the Company purchased 8,434,204 of its shares on-market with prices ranging from full TL 10.01 to full TL 12.33. The buy-back was approved by the Board of Directors on 27 July 2016 and 30 January 2017. Total cost of TL 94,620 was deducted from equity (2017: None).

Dividends

Turkcell:

On 25 May 2017, the Company’s General Assembly has approved payment of a dividend amounting to TL 3,000,000 (equivalent to USD 841,633 as of 25 May 2017, the date of the Ordinary General Assembly Meeting) out of profits for the period from 1 January 2010 to 31 December 2016. This represents a gross cash dividend of full TL 1.3636364 (equivalent to full USD 0.3825604 as of 25 May 2017, the date of the Ordinary General Assembly Meeting) per share. The Company paid TL 3,000,000 in total including withholding taxes in three instalments on 15 June, 15 September and 15 December 2017 to the shareholders.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

25.	Equity (continued)

Dividends (continued)

Turkcell (continued):

On 29 March 2018, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2017 amounting to TL 1,900,000; this represents a gross cash dividend of full TL 0.86364 per share. The Company paid TL 1,900,000 in total including withholding taxes in three instalments on 18 June, 17 September and 17 December 2018 to the shareholders.

Inteltek:

According to the resolution of the General Assembly Meeting of Inteltek dated 31 March 2017, the shareholders decided to pay a dividend amounting to TL 63,528 out of profits for the year ended 31 December 2016 (remaining amount after deducting interim dividends for the six-month period ended 30 June 2016 amounting to TL 20,455) and a dividend out legal reserves amounting to TL 11,585. The aggregate amount of dividends were paid as of 31 December 2017. According to the the resolution of General Assembly Meeting of Inteltek dated 25 December 2017, shareholders decided to pay dividend amounting to TL 28,402 for the first 9 months of 2017 profit. The related dividend payment was made in January 2018.

According to Board of Directors Resolution of Inteltek dated 18 December 2017 the advanced dividend payment has been made in January 2018 amounting to TL 28,402 for the first nine months of 2017 profit. According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 30 March 2018, the shareholders resolved to pay a dividend amount equal to TL 60,011 out of profits for the year ended 31 December 2017 (remaining amount after deducting interim dividends for the nine-month period ended 30 September 2017 amounting to TL 28,402) and a dividend out legal reserves amount equal to TL 9,507. The aggregate amount of dividends has been paid on May 2018.

Azerinteltek:

According to the resolution of the General Assembly Meeting of Azerinteltek dated 10 April 2017 and 30 April 2018, Board of Directors have decided to pay dividend amounting to AZN 34,797 (31 December 2018: TL 56,111) from the profit realized for the last quarter of 2017, first and second quarter of 2018. Dividend payment was made in 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

26.	Earnings per share

	2018	2017	2016
Numerator:
Profit attributable to owners of the Company	2,021,065	1,979,129	1,492,088
Denominator:
Weighted average number of shares (*)	2,184,750,233	2,193,184,437	2,193,184,437
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.93	0.90	0.68
(*) Refer to Note 25 - Treasury shares

	2018	2017	2016
Numerator:
Profit from continuing operations attributable to owners of the Company	2,021,065	1,979,129	1,534,252
Denominator:
Weighted average number of shares (*)	2,184,750,233	2,193,184,437	2,193,184,437
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	0.93	0.90	0.70
(*) Refer to Note 25 - Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

27.	Other non-current liabilities

	2018	2017
Consideration payable in relation to the acquisition of Belarusian Telecom	358,304	323,691
Deferred revenue	2,497	85,646
Deposits and guarantees received from dealers	3,809	-
	364,610	409,337

Consideration payable in relation to the acquisition of Belarusian Telecom represents present value of the long-term contingent consideration payables to the seller. Payment of USD 100,000 (equivalent to TL 526,090 as of 31 December 2018) is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, the amount is expected to be paid during the first quarter of 2023 (31 December 2017: the first quarter of 2021). Discount rate used for calculating present value of the consideration payable in relation to the acquisition of Belarusian Telecom as of 31 December 2018 is 9.5% (31 December 2017: 4.8%).

28.	Loans and borrowings

	31 December 2018	31 December 2017
Non-current liabilities
Unsecured bank loans	7,244,992	6,376,981
Secured bank loans	1,862	2,368
Finance lease liabilities	-	108,164
Lease liabilities	1,026,955	-
Debt securities issued	4,845,827	1,770,482
	13,119,636	8,257,995
Current liabilities
Unsecured bank loans	3,737,393	2,643,112
Current portion of unsecured bank loans	2,544,462	1,513,425
Current portion of secured bank loans	2,318	2,022
Current portion of finance lease liabilities	-	14,556
Current portion of lease liabilities	20,156	-
Current portion of long-term debt securities issued	289,738	105,039
Debt securities issued	74,997	-
Lease liabilities	366,845	-
	7,035,909	4,278,154

The sale process of the bond issuance of the Company with an aggregate principal amount of USD 500,000, 10 year maturity, a redemption date of 11 April 2028 and a re-offer price of 97.8 % with a fixed coupon rate of 5.80% per annum to qualified investors abroad was completed on 11 April 2018 and the notes are listed on the official list of Euronext Dublin (Irish Stock Exchange).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Loans and borrowings (continued)

The scope of the EUR 690,000 unutilized portion of the EUR 750,000 loan agreement signed with China Development Bank (CDB) has been expanded. In this respect, in addition to Turkcell, the Company’s subsidiaries Turkcell Superonline, Turkcell Finansman and lifecell LLC will also be able to utilize the corresponding loan. Furthermore, in addition to the right to utilize in EUR terms, relevant loan may also be utilized in USD and Renminbi (RMB) with respective annual interest rates of LIBOR + 2.2% and 5.5%. There have been no changes to maturity and the repayment schedule of the loan. As at 31 December 2018, the Company has utilized RMB 251,089 (equivalent to TL 191,337 as at 31 December 2018), USD 140,000 (equivalent to TL 736,526 as at 31 December 2018) and EUR 100,000 (equivalent to TL 602,800 as at 31 December 2018) comparatively, under this agreement.

One of the main reason of increase in borrowings arises from funds received by Turkcell Finansman in order to provide loans to its customers and bond issuance.

Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 15,500 as at 31 December 2018.

In the year 2018, the Company has approved issuance of management agreement based lease certificates in accordance with capital markets legislation through KT Sukuk Varlık Kiralama A.S. in the domestic market, in Turkish Lira terms, at an amount of up to TL 300,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. As at 31 March 2018, the Company has issued management agreement based lease certificates amounting to TL 125,000 (not discounted), as at 30 September 2018, issued management agreement based lease certificates was redeemed. As at 31 December 2018, the Company has issued management agreement based lease certificates through KT Sukuk Varlık Kiralama A.S amounting to TL 75,000 (not discounted).

In the year 2019, the Company has approved issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 500,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2018			31 December 2017
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount

Unsecured bank loans (*)	USD	Floating	Libor+2.0%-Libor+4.1%	2019-2026	4,589,157	Libor+2,0%-Libor+3,3%	2018-2020	2,880,615
Unsecured bank loans (*)	EUR	Floating	Euribor+1.2%-Euribor+3.4%	2019-2026	6,975,890	Euribor+1.2%-Euribor+2.2%	2018-2026	5,511,579
Unsecured bank loans	TL	Fixed	12.6%-25.0%	2019	873,914	11.1%-15.5%	2018-2019	1,620,391
Unsecured bank loans	UAH	Fixed	21.5%-22.5%	2019	894,511	11%-14.5%	2018	520,933
Unsecured bank loans	RMB	Fixed	5.5%	2019-2026	193,375	-	-	-
Secured bank loans (**)	BYN	Fixed	12-16%	2019-2020	4,180	12%-16%	2018-2020	4,390
Debt securities issued	USD	Fixed	5.8%	2019-2028	5,135,565	5.8%	2018-2025	1,875,521
Debt securities issued	TL	Fixed	24.5%	2019	74,997	-	-	-
Finance lease liabilities	EUR	Fixed	-	-	-	3.4%	2018-2024	116,797
Finance lease liabilities	USD	Fixed	-	-	-	22.5%	2018	41
Finance lease liabilities	TL	Fixed	-	-	-	27.5%-27.7%	2018-2020	5,882
Lease liabilities	EUR	Fixed	1.0%-7.9%	2019-2031	194,645	-	-	-
Lease liabilities	TL	Fixed	16.1%-45.0%	2019-2048	719,718	-	-	-
Lease liabilities	USD	Fixed	3.9%-10.8%	2019-2027	40,351	-	-	-
Lease liabilities	UAH	Fixed	16.6%-24.0%	2019-2067	418,390	-	-	-
Lease liabilities	BYN	Fixed	12.0%-15.0%	2019-2028	40,852	-	-	-
					20,155,545			12,536,149

(*)
Turkcell Finansman’s liabilities originated from banks abroad are subject to certain reserve requirements as obliged by Central Bank of the Republic of Turkey (CBRT). As at 31 December 2018, blocked deposit in connection with the foreign currency loans utilized by Turkcell Finansman from banks outside of Turkey amounting to TL TL 204,077 is accounted in other current assets.

(**)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus. (Note 36)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

28.	Loans and borrowings (continued)

For the majority of the borrowings, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

Details of the Group’s exposure to risks arising from current and non-current borrowings are set out in Note 35.

29.	Employee benefits

	31 December 2018	31 December 2017
Retirement pay liability provision	160,613	149,449
Unused vacation provision	64,134	48,217
	224,747	197,666

Provision for annual leave

As 31 December 2018 and 2017, provision for annual leave amounted to TL 64,134 and TL 48,217, respectively.

Provision for employee termination benefits

Movements in provision for employee termination benefits are as follows:

	2018	2017
1 January	149,449	120,755
Service cost	26,971	32,696
Remeasurements	(12,699)	3,738
Interest expense	16,957	13,877
Benefit payments	(20,065)	(21,617)
31 December	160,613	149,449

The sensitivity of provision for employee termination benefits to changes in the significant actuarial assumptions is:

31 December 2018	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.0%)	15.7%	16.5%	(13.7%)
Impact on provision for employee termination benefits	(20,880)	25,216	26,501	(22,004)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

29.	Employee benefits (continued)

31 December 2017	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.6%)	18.1%	18.3%	(14.3%)
Impact on provision for employee termination benefits	(21,820)	27,050	27,349	(21,371)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 9,361, TL 8,107 and TL 7,722 in relation to defined contribution retirement plan for the years ended 31 December 2018, 2017 and 2016, respectively.

Share based payments

The Group has a share performance based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.

As of 31 December 2018, the Group recognized expenses of TL 26,224 regarding this plan (31 December 2017: TL 29,413).

30.	Deferred revenue

Deferred revenue primarily consists of loan application fee and it is classified as current at 31 December 2018 and 2017. The amount of deferred revenue is TL 8,948 and TL 193,381 as at 31 December 2018 and 2017, respectively.

31.	Contract liabilities

Current contract liabilities:

	31 December 2018	31 December 2017
Contract liabilities	255,756	-
	255,756	-

Non-current contract liabilities:

	31 December 2018	31 December 2017
Contract liabilities	131,598	-
	131,598	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

31.	Contract liabilities (continued)

Contract liabilities primarily consists of right of use sold but not used by prepaid subscribers. The following table shows unrealized performance obligation result as of 31 December, 2018;

31 December 2018
Mobile telecommunications service	101,006
Other (*)	429,889
Total	530,895

(*) In consist of Hospital Revenue

Management expects that 75% of the transaction price allocated to the unsatisfied contracts at of 31 December 2018 will be recognized as revenue during the next reporting period. The remaining 25% will be recognized in the 2019 financial year.

Revenue recognized in the current reporting period relates to carried forward contract liabilities is TL181,710.

32.	Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2018	8,887	188,531	197,418
Provisions recognized	5,859	47,580	53,439
Unwinding of discount	-	9,760	9,760
Transfer to current provisions	(5,382)	-	(5,382)
Effect of changes in exchange rates	-	13,487	13,487
Balance at 31 December 2018	9,364	259,358	268,722

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2017	6,889	180,652	187,541
Provisions recognized/(reversed)	4,256	(8,461)	(4,205)
Unwinding of discount	-	15,328	15,328
Transfer to current provisions	(2,258)	-	(2,258)
Effect of changes in exchange rates	-	1,012	1,012
Balance at 31 December 2017	8,887	188,531	197,418

Provision for legal claims are recognized for the probable cash outflows related to legal disputes. Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

32.	Provisions (continued)

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

It is expected that the obligations for dismantling, removing and site restoration will be realized in accordance with the useful life of GSM services materials.

Additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions and are recorded against property, plant and equipment.

Obligations for dismantling, removing and site restoration are discounted using a discount rate of 5.1% at 31 December 2018 (31 December 2017: 5.6%).

Current provisions:

	Legal claims	Bonus	Total
Balance at 1 January 2018	605,679	229,520	835,199
Provisions recognized/(reversed)	(3,520)	408,740	405,220
Payments	(626,214)	(338,650)	(964,864)
Transfers from non-current provisions	5,381	-	5,381
Unwinding of discount	26,185	-	26,185
Disposal of subsidiaries	-	(2,070)	(2,070)
Effect of changes in exchange rates	1,082	935	2,017
Balance at 31 December 2018	8,593	298,475	307,068

	Legal claims	Bonus(*)	Other	Total
Balance at 1 January 2017	18,266	173,391	785	192,442
Provisions recognized/(reversed)(**)	583,788	318,603	(785)	901,606
Payments	(1,188)	(263,080)	-	(264,268)
Transfer from non-current provisions	2,258	-	-	2,258
Unwinding of discount	2,531	-	-	2,531
Effect of changes in exchange rates	24	606	-	630
Balance at 31 December 2017	605,679	229,520	-	835,199

(*) Includes share-based payment (Note 29).

(**) Refer to Note 37.1 and 37.3 for legal claim.

33.	Trade and other payables

	2018	2017
Payable to suppliers	2,372,512	2,527,152
Taxes payable	465,966	415,650
Accrued treasury share, universal service fund contribution and contributions to the ICTA’s expenses	455,496	305,208
Accrued selling and marketing expenses	91,747	79,011
Other	402,453	369,445
	3,788,174	3,696,466

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

33.	Trade and other payables (continued)

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group but not yet invoiced.

34.	Derivative financial instruments

Fair value of derivative financial instruments at 31 December 2018 and 2017 are attributable to the following:

	31 December 2018		31 December 2017

	Assets	Liabilities	Assets	Liabilities

Held for trading	709,617	131,097	961,665	17,724
Derivatives used for hedging	730,924	-	-	-
Total	1,440,541	131,097	961,665	17,724

At 31 December 2018, total held for trading derivative financial assets of TL 1,356,062 also include net accrued interest expense of TL 84,479 and total held for trading derivative financial liabilities of TL 131,097 also include net accrued interest expense of TL 34,168.

Derivatives used for hedging

Participating cross currency swap and FX swap contracts

The notional amount and the fair value of participating cross currency swap and FX swap contracts for hedging purposes at 31 December 2018 are as follows:

Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,650,000	EUR	500,000	208,462	23 October 2025
TL	275,850	EUR	60,000	64,670	22 April 2026
TL	435,000	USD	150,000	167,116	16 September 2020
TL	293,500	USD	100,000	108,777	16 September 2020
TL	194,000	USD	50,000	39,394	16 September 2020
TL	386,500	USD	100,000	79,688	16 September 2020
TL	113,400	USD	20,000	9,234	22 April 2026
Cross currency swap contracts
TL	123,878	RMB	202,600	53,583	22 April 2026
Derivatives used for hedge accounting financial assets				730,924

EUR 500,000 participating cross currency swap contracts includes TL 690,146 guarantees after CSA agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading

Currency swap, cross currency swap and participating cross currency swap contracts

The notional amount and the fair value of currency swap, participating cross currency swap and FX swap contracts for hedging purposes at 31 December 2018 are as follows:

Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Currency Swap
TL	266,760	USD	50,000	(3,715)	2 January 2019
TL	266,510	USD	50,000	(3,465)	2 January 2019
TL	719,996	USD	135,000	(9,774)	2 January 2019
TL	212,736	USD	40,000	(2,300)	2 January 2019
TL	265,925	USD	50,000	(2,880)	2 January 2019
TL	1,366	USD	253	(48)	19 March 2019
TL	4,199	USD	680	(939)	16 January 2019
TL	5,681	USD	920	(1,277)	22 January 2019
TL	6,040	EUR	1,000	(41)	2 January 2019
USD	68,654	EUR	60,000	(861)	15 January 2019
USD	11,462	EUR	10,000	(4)	8 January 2019
Cross currency swap contracts
TL	6,159	USD	1,000	(912)	28 January 2019
TL	6,159	USD	1,000	(910)	24 January 2019
TL	130,488	USD	24,000	(9,365)	20 March 2023
TL	268,200	USD	50,000	(5,791)	14 June 2019
TL	128,436	USD	24,000	(2,652)	19 June 2019
TL	169,368	EUR	24,000	(24,895)	8 January 2019
TL	118,800	EUR	18,000	(22,051)	23 September 2021
TL	111,732	EUR	18,867	1,920	14 February 2019
TL	185,100	EUR	30,000	(8,296)	22 April 2026
TL	183,300	EUR	30,000	(8,642)	22 April 2026
Participating cross currency swap contracts
TL	193,800	EUR	30,000	(7,148)	16 September 2020
TL	91,700	USD	20,000	(17,051)	22 April 2026
Total Held for trading derivative financial liabilities				(131,097)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading

Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	67,410	USD	18,000	27,928	28 January 2019
TL	95,550	USD	25,000	36,751	24 January 2019
TL	52,164	USD	14,620	27,870	16 July 2019
TL	69,744	USD	19,780	38,636	22 July 2019
TL	242,873	USD	70,500	160,594	16 September 2020
TL	269,451	USD	70,500	131,437	22 December 2020
TL	191,300	USD	50,000	74,095	13 February 2019
TL	98,625	EUR	25,000	57,161	13 June 2019
TL	203,600	EUR	50,000	109,610	23 July 2019
TL	97,997	EUR	21,500	37,825	19 December 2019
TL	105,280	EUR	18,800	7,710	23 September 2021

Total held for trading derivative financial assets				709,617

Participating cross currency swap and FX swap contracts at 31 December 2017
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
USD	47,304	EUR	39,835	1,005	02 January 2018
TL	69,680	USD	20,000	6,554	27 August 2018
TL	81,480	EUR	20,000	9,965	14 December 2018
TL	95,550	USD	25,000	72	24 January 2019
TL	67,410	USD	18,000	1,498	28 January 2019
TL	98,625	EUR	25,000	17,354	13 June 2019
TL	52,164	USD	14,620	4,465	16 July 2019
TL	69,744	USD	19,780	6,996	22 July 2019
TL	203,600	EUR	50,000	27,198	23 July 2019
TL	435,000	USD	150,000	142,085	16 September 2020
TL	386,500	USD	100,000	(4,645)	16 September 2020
TL	293,500	USD	100,000	90,071	16 September 2020
TL	242,873	USD	70,500	33,535	16 September 2020
TL	194,000	USD	50,000	(2,951)	16 September 2020
TL	1,650,000	EUR	500,000	627,385	25 October 2025
TL	275,850	EUR	60,000	1,078	22 April 2026
Total derivative financial assets				961,665

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Held for trading

At 31 December 2017, total derivative financial assets of TL 981,396 also include net accrued interest income of TL 19,731.

Participating cross currency swap and FX swap contracts at 31 December 2017
Buy		Sell
Currency	Notional amount	Currency	Notional amount	Fair value	Maturity

TL	470,232	USD	122,680	(2,465)	2 January 2018
TL	180,023	USD	47,250	(545)	2 January 2018
TL	141,001	USD	36,786	(726)	3 January 2018
TL	219,162	USD	57,245	(1,043)	4 January 2018
TL	115,022	USD	30,150	(435)	5 January 2018
TL	17,204	USD	4,500	(284)	10 January 2018
TL	15,916	EUR	3,500	(157)	10 January 2018
TL	91,556	EUR	20,140	(620)	22 January 2018
TL	137,834	EUR	30,400	(601)	05 February 2018
TL	82,013	EUR	17,860	(1,413)	19 February 2018
TL	1,143	EUR	250	(25)	5 March 2018
TL	97,997	EUR	21,500	(2,154)	19 December 2019
TL	269,451	USD	70,500	(5,010)	22 December 2020
Total derivative financial liabilities				(15,478)

Currency forward contracts at 31 December 2017
Buy
Currency	Notional amount	Fair value	Maturity

USD	50,000	(2,246)	30 January 2018
Total derivative financial liabilities		(2,246)

At 31 December 2017, total derivative financial liabilities of TL 110,108 also include net accrued interest expense of TL 92,384.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	31 December 2018	31 December 2017	Fair Value hierarchy	Valuation Techniques

a)Participating cross currency swap contracts (*)	653,142	950,862	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	(24,199)	950,862

-Derivatives used for hedging	677,341	-

b)FX swap contracts	656,302	(4,675)	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	602,719	(4,675)

-Derivatives used for hedging	53,583	-

c)Currency forward contracts	-	(2,246)	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	-	(2,246)

(*)TL 118,647 accrual of net interest expense has been reflected to consolidated financial statements as at 31 December 2018 (31 December 2017: TL 72,653). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 123,995 lower as at 31 December 2018 (31 December 2017: TL 129,870).

There were no transfers between fair value hierarchy levels during the year.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2018 and 2017 on a hedge accounting basis:

	Fair values
Participating cross currency swap contracts	Nominal Value	Maturity Date	31 December 2018	31 December 2017	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 July	Change in value of hedging item used to determine hedge effectiveness

EUR Contracts	500,000	23 October 2025	208,462	627,385	Level 3	1:1	359,400	(359,400)
EUR Contracts	60,000	22 April 2026	64,670	1,078	Level 3	1:1	43,128	(43,128)
								-
USD Contracts	400,000	16 September 2020	394,975	224,560	Level 3	1:1	179,388	(179,388)
USD Contracts	20,000	10 April 2026	9,234	-	Level 3	1:1	13,519	(13,519)

	Fair values
Cross currency swap contracts	Nominal Value	Maturity Date	31 December 2018	31 December 2017	Fair Value hierarchy	Hedge Ratio	Change in intrinsic value of outstanding hedging instruments since 1 July	Change in value of hedging item used to determine hedge effectiveness

CNY Contracts	202,600	22 April 2026	53,583	-	Level 2	1:1	15,600	(15,600)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

EUR 500,000 participating cross currency swap contracts includes TL 690,146 guarantees after CSA agreement.

Movements in the participating cross currency swap contracts for the years ended 31 December 2018 and 31 December 2017 are stated below:

	31 December 2018	31 December 2017
Opening balance	950,862	382,054
Cash flow effect	(612,466)	-
Total gain/loss:
Gains recognized in profit or loss	314,746	568,808
Closing balance	653,142	950,862

Net off / Offset

The Company signed a Credit Support Annex (CSA) against default risk of the parties in respect of a EUR 500,000 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 153,540 as collateral to the Company (31 December 2018: TL 925,539) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 39,050 as collateral to the bank (31 December 2018: TL 235,393) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 690,146 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2018, If this transaction was not conducted, derivative financial instruments assets would have been TL 2,046,208 and current borrowings would have been TL 7,726,055.

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Currency risk

The Group’s risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, most with a maturity of more than one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Group designates the hedge ratio, between the amount of hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognised in equity in a cost of hedging reserve. The Group’s policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;
– the effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

– the entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

– the effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

34.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Cash flow sensitivity analysis for variable-rate instruments

A reasonably possible change of 100 basis points in interest rates and 10 % change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, remain constant.

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2018
Participating cross currency swap contracts	937,845	9,455	(360,596)	(259,066)
Cross currency swap contracts	31,584	320	1,452	4,765
Cash Flow sensitivity (net)	969,429	9,775	(359,144)	(254,301)

Cash flow hedges

The following table provides a reconciliation by risk category of components of equity and analysis of OCI items, net of tax, resulting from cash flow hedge accounting.

	2018
	Hedging Reserve	Cost of Hedging Reserve

Balance at 1 January 2018	-	-
Cash Flow Hedges
Changes in fair value:	683,706	(448,833)
Foreign currency risk	612,733	(448,833)
Interest rate risk	70,973	-
Amount reclassified into profit or loss:	(664,550)	101,231
Foreign currency risk	(611,035)	101,231
Interest rate risk	(53,515)	-
Tax on movements during the year:	(4,214)	76,472
Balance at 31 December 2018	14,942	(271,130)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

		2018	2017
Trade receivables	19	2,620,991	3,004,206
Contract assets		715,441	-
Receivables from financial services	20	4,170,929	4,248,120
Cash and cash equivalents*	24	7,419,095	4,712,141
Participating cross currency swap and FX swap contracts	32	1,356,062	981,396
Other current assets**	22	287,469	316,042
Held to maturity investments		-	11,992
Financial asset at fair value through profit or loss		9,409	-
Financial asset at fair value through other comprehensive income		42,454	-
Due from related parties	37	13,533	5,299
		16,635,383	13,279,196

* Cash in hand is excluded from cash and cash equivalents.

** Prepaid expenses, receivable from personnel, receivable from the Ministry of Transport and Infrastructure of Turkey, other and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

Other Assets at 31 December 2018(*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	8,656,954	214,351	80,762	57,761	43,038	25,543	755,982	272,547	319,298	10,426,236
Loss Allowance	24,864	4,567	5,238	4,900	6,368	6,028	214,893	182,431	281,522	730,811

(*) Other Assets includes trade receivables, subscriber receivables, other assets, cash and cash equivalent and due from related parties.

Contract Assets at 31 December 2018	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	715,441	-	-	-	-	-	-	-	-	715,441
Loss Allowance	7,370	-	-	-	-	-	-	-	-	7,370

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments

Credit risk (continued)

Credit quality:

Other Assets as at 1 January 2018(*)	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	6,021,990	194,517	81,804	35,799	52,851	20,493	823,359	208,127	141,717	7,580,657
Loss Allowance	24,936	6,136	5,662	4,279	9,766	7,076	323,124	158,198	122,751	661,928

(*) Other Assets includes trade receivables, subscriber receivables and other assets.

Contract Assets as at 1 January 2018	Not Due	More Than 30 Days Past Due	More Than 60 Days Past Due	More Than 90 Days Past Due	More Than 120 Days Past Due	More Than 150 Days Past Due	More Than 150 Days - 3 years Past Due	More Than 3 - 4 years Past Due	More Than 4 - 5 years Past Due	Total
Gross Carrying Amount	514,223	-	-	-	-	-	-	-	-	514,223
Loss Allowance	5,128	-	-	-	-	-	-	-	-	5,128

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Impairment losses

Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The other receivables are assessed collectively to determine whether there objective evidence that an impairment has been incurred but not yet is been identified. The Group considers that there is evidence of impairment if any of the following indicators are present:

•	significant financial difficulties of the customer

•	probability that the customer will enter bankruptcy or financial reorganisation, and

•	default or delinquency in payments

Receivables for which an impairment provision was recognized are written off against the provision when there is no expectation of recovering additional cash.

Impairment losses are recognized in profit or loss within net impairment losses on financial and contract assets (Note 10). Subsequent recoveries of amounts previously written off are credited against Net impairment losses on financial and contract assets (Note 10).

Movements in the provision for impairment of trade receivables and due from related parties are as follows:

	31 December 2018 Contract Asset	31 December 2018 Other Asset**
Opening balance	-	705,440
IFRS 9 effect	5,128	(43,512)
Provision for impairment recognized during the year	2,242	416,557
Amounts collected	-	(166,641)
Unused amount reversed (*)	-	(73,023)
Receivables written off during the year as uncollectible	-	(118,553)
Exchange differences	-	10,540
Disposal of subsidiaries	-	3
Closing balance	7,370	730,811

	31 December 2017 Contract Asset	31 December 2017 Other Asset**
Opening balance	-	964,311
Provision for impairment recognized during the year	-	180,948
Amounts collected	-	(224,460)
Unused amount reversed (*)	-	(79,958)
Receivables written off during the year as uncollectible	-	(138,529)
Exchange differences	-	3,128
Closing balance	-	705,440

(*) The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years between 1998 to 2016, Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

(**) Other Assets includes trade receivables, subscriber receivables and other assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Impairment losses (continued)

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December 2018	31 December 2017
Opening balance	72,992	10,170
IFRS 9 effect	52,951	-
Provision for impairment recognized during the year	190,509	117,293
Amounts collected	(96,278)	(37,503)
Unused amount reversed (*)	(19,901)	(16,968)
Closing balance	200,273	72,992
(*) The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the year 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Liquidity risk (continued)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

-	all non-derivative financial liabilities, and

-	gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2018							31 December 2017
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	4,180	(4,712)	(1,272)	(1,209)	(2,231)	-	-	4,390	(5,011)	-	(1,117)	(2,045)	(1,849)	-
Unsecured bank loans	13,526,847	(14,353,989)	(4,354,548)	(2,065,424)	(3,587,398)	(2,503,531)	(1,843,088)	10,533,518	(11,094,697)	(3,275,230)	(955,637)	(2,575,807)	(3,035,914)	(1,252,109)
Finance lease
liabilities	-	-	-	-	-	-	-	122,720	(133,570)	(18)	(17,429)	(16,789)	(38,933)	(60,401)
Debt securities issued	5,210,562	(7,733,943)	(228,838)	(149,564)	(299,128)	(897,385)	(6,159,028)	1,875,521	(2,753,486)	(54,221)	(54,221)	(108,442)	(325,326)	(2,211,276)
Lease liabilities	1,413,956	(2,497,426)	(372,682)	(273,273)	(410,826)	(666,760)	(773,885)	-	-	-	-	-	-	-
Trade and other payables*	2,372,512	(2,440,300)	(2,440,300)	-	-	-	-	2,527,152	(2,548,365)	(2,548,365)	-	-	-	-
Due to related parties	45,331	(45,331)	(45,331)	-	-	-	-	6,980	(6,980)	(6,980)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom (Note 35)	358,304	(526,090)	-	-	-	(526,090)	-	323,691	(377,190)	-	-	-	(377,190)	-
Derivative financial liabilities Participating Cross Currency Swap and FX swap contracts	165,265	97,761	55,377	-	12,960	14,522	14,902	107,862	23,428	18,982	-	4,446	-	-
Buy		3,444,271	2,519,383	-	193,800	249,288	481,800		1,838,554	1,471,106	-	367,448	-	-
Sell		(3,346,510)	(2,464,006)	-	(180,840)	(234,766)	(466,898)		(1,815,126)	(1,452,124)	-	(363,002)	-	-
Currency forward contracts	-	-	-	-	-	-	-	2,246	(2,246)	(2,246)	-	-	-	-
Buy									190,185	190,185	-	-	-	-
Sell									(192,431)	(192,431)	-	-	-	-
TOTAL	23,096,957	(27,504,030)	(7,387,594)	(2,489,470)	(4,286,623)	(4,579,244)	(8,761,099)	15,504,080	(16,898,117)	(5,868,078)	(1,028,404)	(2,698,637)	(3,779,212)	(3,523,786)

* Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,681
Due from related parties-current	571	407
Trade receivables and accrued income	18,890	57,283
Other current assets	43,039	35,049
Cash and cash equivalents	688,717	237,697
	751,289	333,117
Foreign currency denominated liabilities
Loans and borrowings-non current	(557,180)	(960,629)
Debt securities issued-non- current	(469,387)	-
Other non-current liabilities	(85,816)	-
Loans and borrowings-current	(206,535)	(285,827)
Debt securities issued-current	(27,848)	-
Trade and other payables-current	(328,323)	(29,442)
Due to related parties	(1,172)	(394)
	(1,676,261)	(1,276,292)
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	937,011	748,650
Currency forward contracts	50,000	-
Net exposure	62,039	(194,525)

	31 December 2018
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	222	11	-
Financial asset at fair value through other comprehensive income	-	7,043	-
Due from related parties-current	1,965	223	-
Trade receivables and contract assets	15,786	52,140	-
Other current assets	70,710	18,977	-
Cash and cash equivalents	786,322	384,800	-
	875,005	463,194	-
Foreign currency denominated liabilities
Loans and borrowings-non current	(481,438)	(748,142)	(224,519)
Debt securities issued-non- current	(921,102)	-	-
Lease obligations-non-current	(4,719)	(24,068)	-
Other non-current liabilities	(68,107)	-	-
Loans and borrowings-current	(390,876)	(523,595)	(29,244)
Debt securities issued-current	(55,074)	-	-
Rent lease obligations-current	(2,951)	(8,223)	-
Trade and other payables-current	(233,805)	(32,946)	(70,553)
Due to related parties	(686)	(52)	-
	(2,158,758)	(1,337,026)	(324,316)

Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,082,036	811,167	202,600
Net exposure	(201,717)	(62,665)	(121,716)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH, BYN against the following currencies at 31 December 2018 and 31 December 2017 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
31 December 2018
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	(106,121)	106,121	-	-
2- Hedged portion of USD risk (-)	-	-	(9,596)	9,596
3- USD net effect (1+2)	(106,121)	106,121	(9,596)	9,596

4- EUR net asset/liability	(37,775)	37,775	-	-
5- Hedged portion of EUR risk (-)	-	-	(23,613)	23,613
6- EUR net effect (4+5)	(37,775)	37,775	(23,613)	23,613

7- Other foreign currency net asset/liability (RMB)	(9,275)	9,275	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	364	(364)
9- Other foreign currency net effect (7+8)	(9,275)	9,275	364	(364)
Total (3+6+9)	(153,171)	153,171	(32,845)	32,845

Sensitivity analysis
31 December 2017
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	23,400	(23,400)	-	-
2- Hedged portion of USD risk (-)	-	-	-	-
3- USD net effect (1+2)	23,400	(23,400)	-	-

4- EUR net asset/liability	(87,838)	87,838	-	-
5- Hedged portion of EUR risk (-)	-	-	-	-
6- EUR net effect (4+5)	(87,838)	87,838	-	-

7- Other foreign currency net asset/liability (RMB)	-	-	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	-	-	-	-
Total (3+6+9)	(64,438)	64,438	-	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Interest rate risk

As at 31 December 2018 and 2017 the interest rate profile of the Group’s variable rate interest-bearing financial instruments was:

		31 December 2018		31 December 2017
		Effective	Carrying	Effective	Carrying
		Interest		interest
	Note	Rate	Amount	rate	Amount
Variable rate instruments	28
USD floating rate loans		4.3%	(4,589,157)	3.2%	(2,880,615)
EUR floating rate loans		2.1%	(6,975,890)	2.1%	(5,511,579)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2018 and 2017:

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2018
Variable rate instruments (financial liability)	(234,196)	234,196	-	-
Cash flow sensitivity (net)	(234,196)	234,196	-	-
31 December 2017
Variable rate instruments (financial liability)	(83,922)	83,922	-	-
Cash flow sensitivity (net)	(83,922)	83,922	-	-

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

35.	Financial instruments (continued)

Fair values (continued)

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration,

	Fair value at			Inputs
	31 December 2018	31 December 2017	Unobservable Inputs	31 December 2018	31 December 2017	Relationship of unobservable inputs to fair value

Contingent consideration	358,304	323,691	Risk-adjusted discount rate	9,5%	4,8%	A change in the discount rate by 100 bps would increase/decrease FV by TL (13,582) and TL 14,250 respectively,
			Expected settlement date	first quarter of 2023	first quarter of 2021	If expected settlement date changes by 1 year FV would increase/decrease by TL (31,047) and TL 33,896 respectively,

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 December 2018 and 31 December 2017 are stated below:

	2018	2017
Opening balance	323,691	295,062
Gains recognized in profit or loss	34,613	28,629
Closing balance	358,304	323,691

Financial assets:

Carrying values of significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

Fair values of financial liabilities are assumed to approximate their carrying values due to their short term nature and floating interest rates.

As at 31 December 2018, the fair value of debt securities issued by the Company in 2015 with a nominal value of USD 500,000 and fixed interest rate (Note 28), is TL 2,380,855 (31 December 2017:2,063,972).

As at 31 December 2018, the fair value of debt securities issued by the Company in 2018 with a nominal value of USD 500,000 and fixed interest rate (Note 28), is TL 2,329,011 (31 December 2017:None).

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

36.	Guarantees and purchase obligations

At 31 December 2018, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 1,353,789 (31 December 2017: TL 592,956). Payments for these commitments will be made within 5 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 6,530,374 at 31 December 2018 (31 December 2017: TL 4,926,916).

At 31 December 2018, there is no commitments regarding lifecell’s 3G (31 December 2017: UAH 217,793).

37.	Commitments and Contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year license for the provision of GSM services for a license fee of USD 500,000.

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009, According to the agreement, Turkcell has provided IMT 2000/UMTS services starting from 30 July 2009.

4.5G License

The 4,5 licensing process is finalized by signing of IMT License Commitments Document by Turkcell and therefore, ICTA granted Turkcell 4,5G License on 27 October 2015. The 4.5G License is effective for 13 years until 30 April 2029, According to the License, Turkcell started to provide 4.5G services on 1 April 2016.

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and was valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years. In accordance with the Edict of the President of the Republic of Belarus dated 26 November 2015, numbered 475, the license is now issued without limitation of the period of validity. Starting from 1 March 2016, the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage until the end of 2018. Belarusian Telecom has fulfilled all coverage requirements except covering all Belarusian settlements. The number of uncovered settlements is 646 out of a total of 22,552 settlements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

lifecell:

lifecell owns eleven activity licenses, for GSM 900, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As of December 31, 2018, lifecell owned 29 frequency use licenses for IMT (LTE-2600, LTE-1800, IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800. Wi-fi and microwave Radiorelay and Broadband Radio Access, which are regional and national. Licenses for IMT (LTE-2600, LTE-1800) and GSM-1800 were issued on 4G tenders, held in Q1’2018. Additionally, lifecell holds a specific number range – three NDC codes for mobile networks, twenty one permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

Inteltek:

Our affiliate, Inteltek Internet Teknoloji Yatırım ve Danılşmanlık Ticaret A.Ş. (“Inteltek”), on which the Company holds 55% of its shares, has been incorporated in order to establish and operate central system for games of chance through multi-access electronic platforms. Until 1 March 2009, İnteltek operated games of chance basing on the agreement executed with Spor Toto Directorate (“Spor Toto”) dated 29 August 2008. Inteltek gave the best offer at the new tender which allowed private companies to organize games of chance and signed a new contract with Spor Toto, for a term of ten years. Under this agreement, the commission rate was 1.4% and the targeted payout was 50% of the turnover balance including VAT. As at 31 December 2018, Inteltek has a letter of guarantee of TL 159,572 (31 December 2017: TL 159,752) provided to Spor Toto.

As the term of the agreement executed between Spor Toto and İnteltek dated 29 August 2008 has been expired on 29 August 2018 and the new tender has not been concluded yet, an agreement of “procurement through bargaining” has been signed between İnteltek and Spor-Toto being effective from 29 August 2018 and for a term of up to 1 year as per to the article 26 of the Law on the Transfer of Rights to Organize Fixed Odds and Paramutual Betting Games Based on Sports Competitions to Private Legal Entities numbered 5738. The agreement of “procurement through bargaining” is a follow-up of the agreement which currently exists and the terms and conditions of this agreement are generally same with the agreement which has been expired as of 29 August 2018.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. As at 31 December 2018, Inteltek has provided a letter of guarantee of TL 25,000 (31 December 2017: TL 25,000) provided to Spor Toto for mobile agency agreement.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the previous GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

Kibris Telekom (continued):

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmission (air link) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

37.1	Dispute on Treasury Share Amounts

The Undersecretariat of Treasury and ICTA alleged that Company made deficient treasury share and contribution to the authority expenses payments in the past, the Company objected to these claims.

The Company has resolved the following within the scope of Provisional Article 13 added to the Telegraph and Telephone Law No.406 dated 4 February 1924 of the Law on the Amendment of Certain Tax Laws and Other Laws No. 7061 published in the Official Gazette dated December 5th, 2017: to restructure relevant disputes and their interest fees and to choose the method of increasing for relevant years’ legal payment amounts from the options in order to restructure relevant disputes and their interest fees for the periods for which examination is ongoing or has not been yet initiated. The Company applied for restructure, and according to the Law the Company submitted waiver petition or accepted the cases related to the restructured amounts. In some of the cases, the Courts already granted decisions in line with the petitions submitted by the Company and in the other pending cases, it is expected that the Courts shall grant decisions in line with the statement of waiver/acceptance of the aforementioned cases.

Based on the Laws stated above, the total amount, including principal and interest, calculated is TL 206,365 and is TL 209,159, respectively. The total payment including interest on installments is TL 436,300 and the payments have been made in 6 equal installments in 2018.

No liabilities have been remained in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: TL 417,668).

37.2	Disputes on Special Communication Tax and Value Added Tax

a) Disputes on SCT for the year 2011

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations.

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax, while the cases are pending before the court of appeal. Tax Office rejected the application for the year 2011. The Company also filed a case for the cancellation of aforementioned rejection act of the Tax Office for the year 2011. The case is pending as well as the cases regarding the cancellation of the SCT assessment for the year 2011.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

37.2	Disputes on Special Communication Tax and Value Added Tax

b) Disputes on SCT for the years 2013 and 2014 and effects of Law No. 7143

Tax assessments for prepaid card sales for 2013 and 2014 have been completed. The Company has been notified of the tax audit reports prepared at the end of the said investigations. The Company management has decided to benefit from Law No. 7143, which provides advantageous payment and discount provisions, regarding the criticized issues in the tax audit reports and TL 39,362 has been paid (31 December 2017: TL 24,175).

c) Disputes on SCT and VAT for the years 2015 and 2016

Turkish telecom sector players including Turkcell has been subjected to a limited tax audit with respect from VAT and SCT for 2015 and 2016. At the end of the tax audit process for the Company no issues to be criticized were identified for 2015. However, some of bundle offers and some services offered by the Company are subjected to criticism by tax authority for 2016. As of 31 December 2018, respectively tax claims arising from SCT and VAT amounting to TL 134,537 and TL 113,367 including the principal and penalty amounts have been notified to the Company. Administrative process has been initiated in accordance with the relevant legislation while reserving right to take legal action.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

37.3	Tax Base Increase due to Law Serial No. 7143

The Company Management decided to apply for VAT and corporate tax base increase mechanism for 2017 due to Law Serial No. 7143 and TL 35,443 payment has been made on 1 October 2018. No liabilities have been remained in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

37.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators for the years, 2004-2009,
2010-2011, 2012, 2013 and 2014. As a result of the investigations, ICTA imposed administrative fines to the Company amounting TL 11,240 in total and decided to warn the Company. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount. The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts. ICTA filed lawsuits against Company for the collection of the radio utilization and usage fee amount which was alleged that the Company paid deficiently.

The Company has resolved the following based on the Laws No. 7061 as explained in detailed note 37.1 to restructure radio fees which are in dispute and respective penalty, default interest regarding these disputes. The Company applied for restructure, and according to the Law the Company submitted waiver petition or accepted the cases related to the restructured amounts. The Courts granted decisions in line with the petitions submitted by the Company.

The total amount, including principal and interest, calculated within the scope of clause 2 is TL 158,340. The total payment including interest on instalments is TL 166,257 and the payments have been made in 6 equal instalments in 2018.

No liabilities have been remained in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: TL 157,446).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

37.5	Disputes regarding the Law on the Protection of Competition

On the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed by the Company. The Court rejected the case. The Company appealed the decision with the request of the stay of the execution.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. The cases are still pending.

As a result of the abovementioned investigation, Competition Board concluded that the Company did not determine retail prices and there was no need to impose an administrative fines on this issue. After the lawsuit filed by a third party, this part of Competition Board’s judgement was reversed by the Council of State and Competition Board launched a new process. Consequently, the Board decided on January 2019 that the Company determined the retail prices of units and to apply administrative fine amounting to TL 91,942 on the Company. After the receiving of the reasoned decision, the Company will take legal action.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

37.6	Ministry of Trade Administrative Fine

Ministry of Trade prepared a report upon the investigation initiated against the Company on subscriber agreements, distance contracts, value added services and commitment campaigns including device procurement for the year 2015. The Company filed a lawsuit for the stay of execution and cancellation of the Notice of Administrative Fine imposed by Istanbul Governorship Directorate of Commerce based to the aforementioned report of the Ministry, amounting to TL 138,173 and the Decision of Administrative Fine of Istanbul Governorship Directorate of Commerce. Furthermore, the Company demanded the Court to recourse to the Constitutional Court for the cancellation of the related part of the 19th paragraph of the article 77 of the Law on the Protection of Consumers numbered 6502.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

37.	Commitments and Contingencies (continued)

37.7	Other ongoing lawsuits and tax investigations

Within consolidated financial statements prepared as of 31 December 2018, obligations which are related to following ongoing disputes have been evaluated.

Subject	31 December 2018 Anticipated Maximum Risk (excluding accrued interest)	31 December 2017 Anticipated Maximum Risk (excluding accrued interest)	31 December 2018 Provision	31 December 2017 Provision
Disputes related with ICTA	13,367	13,367	-	-

The Company is under tax investigation with respect to application of the Turkish Special Communication Tax to prepaid TL/card sales made via its sales channels for the years 2015, 2016 and 2017. Investigation has been started on December 2018.

In addition following tax and treasury share investigations have started in the Company: (i) for FY 2017 with regard to SCT, (ii) FY 2018 with regard to SCT, Corporate Income Tax and Value Added Tax, (iii) treasury share investigation with regard to 2018 October-December period.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2018 (31 December 2017: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Related parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2018 and 2017.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	31 December 2018	31 December 2017	31 December 2016
Short-term benefits (*)	92,341	74,696	50,001
Termination benefits	121	604	10,064
Long-term benefits	755	548	479
	93,217	75,848	60,544

(*) Includes share-based payment,

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

Due from related parties	31 December 2018	31 December 2017
Vimpelcom OJSC (“Vimpelcom”)	9,138	-
Telia Sonera International Carrier AB (“Telia”)	1,741	1,256
Kyivstar GSM JSC (“Kyivstar”)	210	1,061
GSM Kazakhstan Ltd (“Kazakcell”)	2	830
Azercell Telekom MMC (“Azercell”)	-	364
Other	2,442	1,788
	13,533	5,299

There is no net of allowance for doubtful receivables of due from related parties at 31 December 2018 (31 December 2017: TL 227).

Due from Telia, Vimpelcom, Azercell and Kyivstar resulted from telecommunications services.

Due from Kazakcell, mainly resulted from software services and telecommunications services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Related parties (continued)

Due to related parties	31 December 2018	31 December 2017
Turkcell Vakfı	39,544	-
Kyivstar GSM JSC (“Kyivstar”)	3,591	2,346
Wind Telecomunicazioni S,P,A,	886	1,738
Teliasonera International Carrier Switzerland Ag	523	-
Vimpelcom (Bvı) Ltd,	3	1,552
Geocell LLC (“Geocell”)	2	447
Other	782	897
	45,331	6,980

Due to Kyivstar, Geocell, Wind Telecomunicazioni S,P,A, and Vimpelcom (Bvı) Ltd, mainly resulted from telecommunications services received.

The Group’s exposure to currency risk related to outstanding balances with related parties is disclosed in Note 35.

The following transactions occurred with related parties:

Revenue from related parties	2018	2017	2016
Sales to Kyivstar
Telecommunications services	52,946	30,875	30,964
Sales to Telia
Telecommunications services	7,941	10,020	15,761
Sales to Vimpelcom
Telecommunications services	5,418	7,230	20,775
Sales to Azercell (****)
Telecommunication services	256	1,583	2,585
Sales to Krea (*)
Call center services, fixed line services, rent and interest charges	-	-	3,422
Sales to Millenicom (**)
Telecommunication services	-	-	997
Sales to other related parties	7,920	11,324	14,922
	74,481	61,032	89,426

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Related parties (continued)

Related party expenses	2018	2017	2016
Charges from Kyivstar
Telecommunications services	77,174	49,178	47,595
Charges from Turkcell Vakfı
Donation	44,247	-	-
Charges from Telia
Telecommunications services	6,047	3,120	2,499
Charges from Wind Telecomunicazioni
Telecommunications services	4,812	-	-
Charges from Vimpelcom
Telecommunications services	2,751	10,853	2,721
Charges from Azercell (****)
Telecommunications services	79	734	1,361
Charges from Hobim (***)
Invoicing and archiving services	-	16,993	31,832
Charges from Krea
Digital television broadcasting services	-	-	5,975
Charges from other related parties	9,799	17,001	11,659
	144,909	97,879	103,642

(*)	Transactions with Krea include transactions until 26 August 2016,
(**)	Transactions with Millenicom include transactions until 21 January 2016,
(***)	Transactions with Hobim include transactions until 20 June 2017,
(****)	Transactions with Azercell include transactions until 5 March 2018,

Transactions with Kyivstar:

Kyivstar, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group, The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents, Prices of the agreements are determined through alternative proposals’ evaluation.

Transactions with Vimpelcom:

Vimpelcom, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Telia:

Telia, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Azercell:

Azercell, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

38.	Related parties (continued)

Transactions with Krea:

Çukurova Holding has signed a share purchase agreement with BeIN Media Group LLC related to the sale of their shares in Krea, Share transfer has finalized as at 26 August 2016.

Krea, a direct-to-home digital television service company under the Digiturk brand name.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name, Every year, as in every other media channel, standard ad spaces are purchased on a spot basis, Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

Transactions with Turkcell Vakfı:

On 11 October 2018, Turkcell Vakfı, was incorporated for rendering social responsibility and donation transaction.

Transactions with Wind:

Wind, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, Subsidiaries, associates and a joint venture of the Company as at 31 December 2018 and 31 December 2017 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2018 (%)	2017 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Financell(5)	Netherlands	Financing business	-	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ (1)	Turkey	Interest free consumer financing services	100	-
Turkcell Sigorta(3)	Turkey	Insurance agency activities	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek (6)	Azerbaijan	Information and Entertainment Services	-	28
			Effective Ownership Interest
Associates	Country of		31 December	31 December
Name	Incorporation	Business	2018 (%)	2017 (%)
Fintur	Netherlands	Telecommunications investments	41	41
Türkiye’nin Otomobili (2)	Turkey	Electric passenger car development, production and trading activities	19	-
			Effective Ownership Interest
Joint Venture	Country of		31 December	31 December
Name	Incorporation	Business	2018 (%)	2017 (%)
Sofra (4)	Turkey	Meal coupons and cards	33	-

(1) On 16 February 2018, Turkcell Ozel Finansman A,S, which will grant loans within the framework of Islamic financing principles for purchases of goods and services, was incorporated under the laws of Republic of Turkey.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Subsidiaries (continued)

(2) On 28 June 2018, Türkiye’nin Otomobili, which will develop and produce mainly electric passenger car and to carry out trading activities, was incorporated and accounted under investments in equity accounted investees in the consolidated financial statements as at 31 December 2018.

(3) On 25 June 2018, Turkcell Sigorta Aracılık Hizmetleri A,S,, which will engage in insurance agency activities, was incorporated.

(4) On 30 July 2018, Sofra, which will provide services via various means such as service coupons, meal coupons, meal card, electronic coupon and/or smart card, in vehicle payment, smart key, was incorporated and accounted under investments in equity accounted investees in the consolidated financial statements as at 31 December 2018, Turkcell Ödeme ve Elektronik Para Hizmetleri A,Ş, BELBİM Elektronik Para ve Ödeme Hizmetleri A,Ş, and Posta ve Telgraf Teşkilatı A,Ş, (“PTT”) holds equal shareholding ratios of Sofra.

(5) The liquidation process of Financell B.V., which is a wholly owned subsidiary of the Company incorporated in the Netherlands and which is non-operational since December 2015, has been completed as of 14 August 2018.

(6) The Group has transferred its total shareholding in Azerinteltek controlled by Inteltek to one of other shareholder of Azerinteltek, Baltech Investment LLC (“Baltech”), for a total consideration of EUR 19,530. The share purchase agreement was signed on 15 November 2018 and the transfer of proceeds to Inteltek was completed on 27 December 2018. Group have lost the control over the subsidiary unconditionally on 27 December 2018 with transfer of money. The transfer of shares to Baltech was completed subsequently on 11 January 2019. The Due to the divestment of holding in Azerinteltek, the Group has recognized gain on sale of subsidiary amounting to TL 110,308 for the year ended 31 December 2018.

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Company are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit/(loss) allocated to non-controlling interests		Accumulated non-controlling interests
		31 December 2018	31 December 2017	31 December 2018	31 December 2017	31 December 2018	31 December 2017

Inteltek	Turkey	45,00%	45,00%	105,112	35,924	131,506	46,072
Individually immaterial subsidiaries with non –controlling interest				51,158	22,706	304	9,855
				156,270	58,630	131,810	55,927

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

39.	Subsidiaries (continued)

Summarized financial information in respect of Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Inteltek	31 December	31 December
	2018	2017

Current assets	403,427	223,119
Non-current assets	9,043	9,290
Current liabilities	115,080	125,286
Non-current liabilities	5,154	4,742
Equity attributable to owners	292,236	102,381

	2018	2017

Revenue	208,239	184,025
(Expenses) / Income (net)	(93,133)	(104,194)
Gain on Sale of Investments	118,476	-
Profit for the year	233,582	79,831

Other comprehensive income/(loss) for the year	179	172
Dividend paid to non-controlling interests	31,283	(46,582)

Net cash inflow from operating activities	31,380	73,575
Net cash inflow from investing activities	158,946	19,930
Net cash outflow from financing activities	(69,518)	(75,113)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	56,949	8,574
Net cash inflow	177,757	26,966

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended 31 December 2018
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

40.	Cash flow information

Net debt reconciliation:

	Debt securities issued	Loans	Financial Leasings	Total
Balance at 1 January 2017	1,922,656	7,810,392	48,114	9,781,162
Cash inflows	209,808	24,030,222	72,421	24,312,451
Cash outflows	(503,391)	(22,768,911)	(1,068)	(23,273,370)
Other non-cash movements	246,448	1,466,205	3,253	1,715,906
Balance at 31 December 2017	1,875,521	10,537,908	122,720	12,536,149

Cash and cash equivalents				4,712,333
Net debt				(7,823,816)

	Debt securities issued	Loans	Lease liabilities	Total
Balance at 1 January 2018	1,875,521	10,537,908	122,720	12,536,149
Increase in rent lease obligations (IFRS 16)	-	-	1,036,380	1,036,380
Cash inflows	2,188,313	43,728,604	-	45,916,917
Cash outflows	(432,140)	(44,339,377)	(1,180,831)	(45,952,348)
Other non-cash movements	1,578,868	3,603,892	1,435,687	6,618,447
Balance at 31 December 2018	5,210,562	13,531,027	1,413,956	20,155,545

Cash and cash equivalents				7,419,239
Net debt				(12,736,306)

41.	Subsequent events

On 2 January 2018, the Company purchased 827,750 of its shares on-market with prices ranging from full TL 11.89 to full TL 12.24 and total cost was TL 9,997. The buy-back was approved by the Board of Directors on 27 July 2016 and 30 January 2017.

The tender organized by Spor Toto Directorate for procurement of fixed odds and pari-mutuel betting games based on sports competitions by procurement of the same by legal persons legal law has been organized, and second and the last session of the tender was held on 13 February 2019. All the offers were collected from the participants including Inteltek. The official results of the tender will be announced after the decision of Spor Toto Directorate. Inteltek, under its “procurement agreement through bargaining” will continue its activities together with its activities digital gaming sector.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 22, 2019	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 22, 2019	By:	/s/Osman Yilmaz
	Name:	Osman Yilmaz
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 22, 2019	By:	/s/Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Reporting Director